                                                FILED PURSUANT TO RULE 424(B)(4)
                                                      REGISTRATION NO. 333-50088


                    AMERICA'S SENIOR FINANCIAL SERVICES, INC.

                                   PROSPECTUS
                                January 4, 2001

2,157,118 shares of common stock

Our common stock is traded on the over-the-counter market and is quoted on the OTC Electronic Bulletin Board under the symbol AMSE.

The shares for this offering are being sold by the selling security holders named under Plan of Distribution Selling Security Holders.

INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               PROSPECTUS SUMMARY

THE OFFERING

Common stock offered by selling security holders              2,157,118 shares

Shares of common stock to be outstanding assuming all shares to which this prospectus relates are sold 11,416,194 shares

OUR COMPANY

America's Senior Financial Services, Inc. ("AMSE", or "America's Senior"), along with its wholly-owned subsidiaries, Dow Guarantee Corp. ("Dow"), and Jupiter Mortgage Corporation ("Jupiter"), is a licensed mortgage lender active in originating, processing and obtaining funding for forward and reverse mortgage loans secured by single family residences which are funded by financial institutions or independent investors. AMSE and its subsidiaries are collectively known as the "Company".

We receive income from two sources in connection with our mortgage lending activities: we charge certain non-refundable mortgage application fees to potential borrowers and upon closing a loan, receive additional fees payable by the borrower or investor which fees are based upon a percentage of the loan and/or the interest rates charged.

Our executive offices are located at: 9501 NE 2nd Ave., Miami Shores, Florida 33138 and our telephone number is: 305-751-3232. We are a Florida corporation which was incorporated in 1990.

RISK FACTORS

    The matters described below address some of the factors that make an investment in our common stock risky.

WE HAVE HAD A HISTORY OF OPERATING LOSSES AND THIS MAY CONTINUE TO BE THE CASE

    We have incurred losses in each of the last three years. We cannot assure that we can achieve profitability in the short and/or long terms, if at all. We may be required to raise additional capital in the future to sustain our operations. We can give no assurance that we will be successful in procuring such capital on terms we deem to be favorable. If we are unable to procure such capital, we may be required to curtail our level of activities. Our independent accountants issued an opinion in our financial statements as to reflect our ability to continue as a going concern in 1999.

IF WE LOSE OUR KEY PERSONNEL, OUR BUSINESS AND PROSPECTS MAY BE ADVERSELY AFFECTED.

    We only have a few key officers and directors. If any of them should leave our company, this could have an adverse effect on our business and prospects.

AVAILABILITY OF MORTGAGES AT REASONABLE RATES.

    The success of our mortgage origination business is dependent upon the availability of mortgage funding at reasonable rates. Although there has been no limitation on the availability of mortgage funding in the last few years, there can be no assurance that mortgages at attractive rates will continue to be available.

COMPETITION.

    There are many sources of mortgages available to potential borrowers today. These sources include consumer finance companies, mortgage banking companies, savings banks, commercial banks, credit unions, thrift institutions, credit card issuers and insurance companies. Many of these alternative sources are substantially larger and have considerably greater financial, technical and marketing resources than we do. Additionally, many financial services organizations against whom we compete for business have formed national loan origination networks or have purchased home equity lenders. We compete for mortgage loan business in several ways, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan, loan origination fees and interest rates. If any of these competitors significantly expand their activities in our market, our business could be materially adversely affected. Changes in interest rates and general economic conditions may also affect our business and our competitors. During periods of rising interest rates, competitors who have locked into lower rates with potential borrowers may have a competitive advantage.

GROWTH BY ACQUISITIONS

    We have made three major acquisitions since mid-1998 and until recently, were in the process of making additional acquisitions. In July 1998, we acquired Dow Guarantee Corp., a south Florida mortgage lender since 1985. In January 1999, we acquired Capital Funding of South Florida, Inc., a central and north Florida mortgage lender since 1994. In August 1999, we acquired Jupiter Mortgage Corporation, a central Florida mortgage lender since 1984. Additional acquisitions may result in the issuance of more common stock and the incurrence of additional debt. Acquisitions may also require additional management and financial controls and could place a strain on our current resources. Our ability to successfully integrate both completed and potential acquisitions into our core business and to achieve synergies with the acquired entity will be significant in terms of our growth, future prospects and results of operations. We can give no assurance to our ability to successfully integrate any such acquisitions. At this date acquisition activity has been halted.

ADDITIONAL SHARES COULD DEPRESS OUR STOCK PRICE

    As of September 30, 2000, we have issued a total 1,480,612 warrants and options which can be exercised for our common stock at various exercise prices. Many shares of common stock underlying these warrants and options have been granted the right to have such shares registered for resale under the Securities Act. This includes the right in some circumstances to have additional shares of common stock paid over the next five years based upon the financial performance and results of such acquired entities. All of these actual and potential share issuances may have a negative effect on the share price of our common stock in the future.

CONVERSION OF OUR DEBENTURES AND EXERCISE OF WARRANTS WILL RESULT IN ISSUANCE OF MORE SHARES OF COMMON STOCK

    We issued $2,500,000 of convertible debentures in May 1999. Each debenture is convertible into common stock. The number of shares of common stock that may be issued upon conversion of the convertible debentures depends upon the market price of our common stock at the time of the conversion. As of September 30, 2000, $1,363,995 of this debt has already converted into 524,483 shares for principal and interest. Based upon the recent price of common stock of $0.50 per share, if the debentures were converted into common stock, we would issue 2,704,774 shares of common stock. We may sell up to $7,500,000 of additional convertible debentures. We also issued warrants to purchase 34,383 shares of our common stock at $8.70 per share, to the purchaser of the debentures and warrants to purchase 246,129 shares of our common stock at $8.70 per share to other placement agents and consultants, we will issue more warrants in the event of the sale of additional debentures. See additional comments on page 8 captioned "Liquidity and Capital Resources".

    The Company and the Debenture holder are currently litigating this debenture. Negotiations are underway to restructure the agreement. While this process is ongoing requests for additional conversions have been suspended.

WE ARE SUBJECT TO EXTENSIVE REGULATION

    Our operations are subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Our consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Federal Equal Credit Opportunity Act, as amended, and Regulation B, the Fair Credit Reporting Act of 1970, as amended, the Federal Real Estate Settlement Procedures Act and Regulation X, the Home Mortgage Disclosure Act, the Federal Debt Collection Practices Act and the National Housing Act of 1934, as well as other federal and state statutes and regulations affecting our activities.

    We are also subject to the rules and regulations of, and examinations by, state regulatory authorities with respect to originating and processing loans. These rules and regulations, among other things, impose licensing obligations on us, establish eligibility criteria for mortgage loans, prohibit discrimination, govern inspections and appraisals of properties and credit reports on loan applicants, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement action.

USE OF PROCEEDS

    All the shares of the common stock being registered with this registration statement are being issued for services. Therefore we will receive no proceeds from the sale of these shares.

MARKET FOR THE SHARES

    Our Common Stock has been trading on the over-the-counter market since February 20, 1998. The following sets forth the range of high and low bid quotations for the periods indicated as reported by National Quotation Bureau, Inc. Such quotations reflect prices between dealers, without retail mark-up, markdown or commission and may not represent actual transactions.

                                                     HIGH BID          LOW BID
                                                     --------          -------

February 20, 1998 through March 31, 1998          $      5.75      $     5.75
April 1, 1998 through June 30, 1998                     6.625            5.75
July 1, 1998 through September 30, 1998                 7.375            5.50
October 1, 1998 through December 31, 1998                7.50           6.375
January 1, 1999 through March 31, 1999                   5.75            7.00

                                                     HIGH BID          LOW BID
                                                     --------          -------

April 1, 1999 through June 30, 1999                     7.625          6.6875
July 1, 1999 through Sept. 30, 1999                   6.96875            5.00
Oct. 1, 1999 through Dec. 31, 1999                       8.50            2.25
Jan. 1, 2000 through March 31, 2000                      4.75           0.625
April 1, 2000 through June 30, 2000                     0.938          0.0938
July 1, 2000 through July 31, 2000                     1.3125          0.2812
August 1, 2000 through August 31, 2000                  1.250             .50
September 1, 2000 through September 30, 2000             .750           .4219
October 1, 2000 through November 30, 2000                .625           .1875

    As of November 30, 2000 there were approximately 952 holders of record of our common stock.

DIVIDEND POLICY

    We have not previously paid any dividends to our shareholders and we do not anticipate that any dividends will be paid in the foreseeable future. The Board of Directors intends to follow a policy of using retained earnings, if any, to finance the growth of the company. The declaration and payment of dividends in the future will be determined by the Board of Directors in light of conditions then existing, including the company's earnings, financial condition, capital requirements and other factors.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with the financial statements and notes thereto that appear elsewhere herein.

    This Form SB-2 contains forward looking statements including, without limitation, statements relating to the Company's plans, expectations, intentions, and adequate resources, and are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "believes" "intends" "expects" "plans" "anticipates" "estimates" or "potential" and similar expressions identify forward looking statements. The Company does not undertake to update, revise, or correct any of the forward looking information. Actual results may differ materially from those expressed in any forward looking statement made by or on behalf of the Company. Some important factors that could cause the Company's actual results or expectations to differ materially from those discussed in the forward looking statements include, but are not limited to loss of the Company's significant customers, changes in consumer demand for the Company's core products, interest rates in general, actions of regulatory or consumer protection agencies that have an effect on the Company's ability to market its products, Federal and State legislation, capital expenditures, economic conditions in general and inability to retain qualified employees.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998:

RESULTS OF OPERATIONS

    Revenues for the Year Ended December 31, 1999 increased 163% to $4,723,697 from $1,797,632 for the Year Ended December 31, 1998. This growth in revenues was primarily attributable to the contributions of the Capital Funding of South Florida, Inc. and Jupiter Mortgage Corporation subsidiaries totaling $2,297,617 in 1999, whose results were not part of AMSE's 1998 results. The Year Ended December 31, 1998 includes five months of Dow's operations as this subsidiary was acquired July 31, 1998.

    Total Expenses for the Year Ended December 31, 1999 compared to the Year Ended December 31, 1998 increased 449% to $11,966,506 from $2,179,888. This increase in expenses was partially attributable to the inclusion of the costs associated with the Capital Funding and Jupiter subsidiaries totaling $3,696,576 in 1999, which were not a part of AMSE during 1998, and Dow which was a part of AMSE for a portion of the year ended December 31, 1998.

    These expenses also include impairment write-down's of $3,259,311 against the goodwill of Dow Guarantee Corp. and Jupiter. The Jupiter impairment was specific to the former Capital Funding operations. Capital Funding had negative operations prior to their merger into Jupiter. The Dow impairment was taken due to Dow having negative operations in the last five months of 1998 and during the second quarter of 1999. During the second quarter of 1999 Dow lost some key sales personnel, these individuals had historically been responsible for approximately 10% of Dow's revenues. These personnel have been replaced.

    The Company has also recognized approximately $1,491,628 of Debenture Financing Costs. These Debentures are immediately convertible into Common Stock and therefor the expenses are recognized immediately and not amortized over the life of the debenture. These expenses include approximately $280,000 of fees paid out of the debenture financing and the issuance of 185,500 shares of the Company's Common Stock issued to consultants and placement agents. The Common Stock issued is valued with a 10% discount due to the restrictions imposed on the transferability of the shares.

    Total Other Expenses for the Year Ended December 31, 1999 compared to the Year Ended December 31, 1998 increased to $519,031 from $17,010. This increase in expenses was primarily due to the beneficial conversion feature of the convertible debentures of $441,176.

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999

    Revenues for the nine-month period ending September 30, 2000 increased by 64% to $4,922,941, up from $2,989,009 for the nine-month period ending September 30, 1999. Jupiter Mortgage Corporation was the primary factor for this increase. Revenues for Jupiter Mortgage Corporation for the nine-months ended September 30, 2000 increased by 63% to $3,480,263 up from $2,129,867 for the nine-month period ending September 30, 1999.

    Total expenses for the nine-month period ended September 30, 2000 compared to the nine-month period ended September 30, 1999 decreased to $6,326,712 from $7,863,599. Jupiter Mortgage Corporation was the primary factor for increasing total expenses, as it was not a part of the Company's 1999 results. Overall the total expenses decreased due to a one-time impairment adjustment for approximately 2.3 million related to the purchase of Dow Mortgage, which is reflected in the Company's 1999 results. In addition the Company, pursuant to terms of those certain acquisition agreements with Senior Income Reverse Mortgage Corporation and Pinnacle Financial Corporation, wrote down the acquisition costs and deposits related thereto, as these acquisitions were not consummated and the agreements terminated pursuant to their terms. These costs were approximately $591,000 in fiscal year 2000.

    Total other expenses for the nine-month period ended September 30, 2000 compared to the nine-month period ended September 30, 1999 decreased to $64,067 from $470,151. This is attributable to the interest expense of the convertible benefit of the debentures in the amount of $441,176.

    In summary, for the year to date 2000 (through 9/30/2000) the Company's loss was reduced from $5,349,741 in 1999 (79.5 cents per share) to $1,467,838 in 2000
(16.4 cents per share). This reduction represents an improvement of $3,881,903 or 72%.

LIQUIDITY AND CAPITAL RESOURCES

    We sold $2,500,000 principal amount of 3% convertible debentures in May 1999 which are due on May 6, 2002. The debentures are convertible into our common stock at the option of the debenture holder. If converted, the debentures will be converted into common stock at a price of the lower of (a) $8.70 per share or
(b) 85% of the average closing bid price for the common stock for 5 trading days selected by the debenture holder from the twenty trading days ending immediately before the conversion of the debenture. However, the Company may not issue more than 9.9% of its outstanding common stock to this debenture holder. We also issued warrants to purchase 34,383 shares of our common stock at $8.70 per share to the purchaser of the debentures and will issue more warrants in the event of the sale of additional debentures. The material risk associated with this type of debenture is that with our stock price having been at a historic low it has a significant dilutive effect. In May 2000 the Company refused the debenture holder's request to convert $75,000 of debentures into approximately 400,000 shares of common stock. As a result the debenture holder accelerated the due date of the outstanding debentures and filed suit for damages, which the Company intends to vigorously defend. See "Legal Proceedings." As a result it is unlikely that further debentures will be issued.

    The debenture holder has converted $1,363,995 of the principal of the debenture into 524,483 shares of the Company's common stock. Interest expense associated with the conversion was approximately $20,000 and was paid by the issuance of shares of common stock.

    In October 1999, the Company accrued a $45,000 penalty due to the debenture holder. Such penalty was the result of the Company not filing an active registration statement within 120 days of the debenture issue date per the terms of the Securities Purchase Agreement dated May 6, 1999. This amount was a current liability at December 31, 1999, and it was paid in January 2000 by the issuance of 21,019 shares of common stock.

    We currently manage the payment of our current liabilities and obligations on a monthly basis as cash becomes available. Based on the current success in raising capital from investors, the costs of operations may increase as these funds are invested to enhance operations.

    We believe we can achieve profitability if we can increase our revenues. The operating and administrative infrastructure to manage the growth of the Company is currently in place. Management plans to increase marketing of its mortgage products. The marketing efforts of the Company are dependent upon its ability to fund such efforts; however, there can be no assurance that the Company will reach profitability without accessing additional capital resources. Management intends to generate the necessary capital to operate for the next twelve months by selling our common and preferred shares to qualified investors in private placements. There are no assurances that we will be able to raise the required capital through the sale of our debt or equity securities or that we will have access to other sources of capital on terms that are acceptable to us.

INDUSTRY OBSTACLES:

    The Reverse Mortgage Industry is fragmented, dominated by small regional firms, and generally lacks nationwide leadership. We saw this as an opportunity to aggregate production, and used this weakness as the core of our growth strategy. In 1998, we were involved in the formation of the National Reverse Mortgage Lenders Association (NRMLA). NRMLA was created to help this Industry become mainstream, and we are a driving member of NRMLA.

    Management of AMSE believes that the Company's results have started to reflect its business model which is built on a mix of revenue weighted toward a higher forward mortgage contribution. However, our overhead allocation is weighted toward the development of our Reverse Mortgage ("RM") business. In 1999 we continued to increase our forward mortgage business in an attempt to subsidize the cost of growing our RM business.

    In 1999, we continued to spend considerable resources to further develop a program whereby mortgage brokers, financial planners, and other advisors to the senior demographic could participate in the growth of the Reverse Mortgage Industry.

FUTURE PLANS FOR GROWTH AND PROFITABILITY:

    The Company has developed a specific strategy for the future. The strategy addresses several key needs.

1. At this writing, the Company plans to grow through internal development of its captive (and growing) loan origination staff. Our training focus is on the Reverse Mortgage segment of our business. In 1998, by following this strategy, the Miami Lakes office increased its Reverse Mortgage origination pipeline by almost 500%. Along the way, valuable lessons were learned about the training involved with regular mortgage sales people. In 1999, these internal techniques were used to train our subsidiaries to produce RMs.

2. In 1998 and 1999, the key growth engine was acquisition activity. In July 1998 the Company acquired Dow Guarantee Mortgage, adding approximately $84,000,000 in loan production. In January of 1999, the Company acquired Capital Funding of South Florida, adding another $62,500,000 in loan production. In August of 1999, the Company acquired Jupiter Mortgage Corporation, adding approximately $125,000,000 in loan production. On September 30, 1999 we merged Capital with and into Jupiter in an effort to consolidate and or eliminate duplicative back office functions.

3. We are continuing to develop our "participant network" of mortgage brokers, financial planners, and other persons dedicated to working with the senior demographic. The Company has initiated several discussions with both public and private companies in an effort to accelerate the development of the network.

BUSINESS

    We are a licensed mortgage lender active in originating, processing and obtaining funding for forward and reverse mortgage loans secured by single family residences which are funded by financial institutions or independent investors. We receive income from two sources in connection with our mortgage lending activities: we charge certain non-refundable mortgage application fees to potential borrowers and upon closing a loan, receive an additional fees payable by the borrower or investor which fees are based upon a percentage of the loan and/or the interest rates charged.

    We are a Florida corporation which was incorporated on February 26, 1990 under the name Phoenix Management Associates, Inc. We changed our name to America's Senior Financial Services, Inc. on December 11, 1997. We do business under the trade names America's Senior Financial Services, Dow Guarantee and Jupiter Mortgage Corporation.

    HOW REVERSE MORTGAGES WORK

    A reverse mortgage (RM) is a type of home equity loan that allows homeowners to convert some of the equity in their homes into cash without an obligation on their part for monthly repayment. RMs works much like forward mortgages, only in reverse. Rather than making a payment to the lender each month, the lender pays the borrower. Unlike conventional home equity loans, RMs do not require any repayment of principal, interest, or servicing fees for as long as the borrower lives in their home. Funds obtained from an RM may be used for any purpose, including meeting housing expenses such as taxes, insurance, fuel, and maintenance costs, as well as any personal expenses such as health care expenses. The loan does not come due until the borrower dies, sells, or moves out of the home permanently.

    REQUIREMENTS AND RESPONSIBILITIES OF THE REVERSE MORTGAGE BORROWER

    The RM funds may be paid to the borrower in a lump sum, in monthly advances, through a line-of-credit, or in a combination of the three, depending on the type of RM and the lender. The amount the homeowner is eligible to borrow is based on age, the equity in the home, and the interest rate the lender is charging. The calculation is done utilizing special software developed by the secondary market investors.

    Because the borrower retains title to the home with an RM, the borrower also remains responsible for taxes, repairs, and maintenance. Depending on the plan selected, the RM becomes due with interest either when the borrower permanently moves, sells the home or dies. The lender does not take title to the home when the borrower dies, but the heirs must pay off the loan. The debt is usually repaid by refinancing the loan into a forward mortgage (if the heirs are eligible) or by using the proceeds from the sale of the home.

    The Company has established ongoing correspondent relationships with selected mortgage funding organizations such as Federal National Mortgage Association (Fannie Mae), Federal Housing Administration and several non-governmental lenders which have established reverse mortgage funding programs. These organizations buy reverse mortgages which meet their individual and agency or government underwriting requirements. The Company receives a fee upon funding which is generally 2% of the appraised value of the subject property.

    LOAN OFFICE NETWORK. The Company originates mortgage loans through its network of 7 retail loan offices. As of November 26, 2000 the following are the locations of the loan origination offices maintained by America's Senior, Dow, and Jupiter.

    AMERICA'S SENIOR:
    -----------------
    Addresses:     9501 NE 2nd Ave., Suite 3; Miami Shores, FL 33138

    DOW:
    ----
    Addresses:      9501 NE 2nd Ave; Miami Shores FL 33138

    JUPITER:
    --------
    Addresses:     1874 S.E. Port St. Lucie Blvd.; Port St. Lucie, FL 34952
                   11398 Okeechobee Blvd., Royal Palm Beach, FL 33411
                   1000 South Federal Highway; Stuart, FL 34994
                   1070 E. Indiantown Road, Suite 410; Jupiter, FL 33477
                   1100 W. Littleton Boulevard, Suite 350, Littleton, CO 80120

    The Company's loan officers at its 7 retail loan offices assist the applicant in explaining the various mortgage loan programs available, completing the loan application, arranging for appraisals, credit reports, pre-underwriting, quality control, fraud prevention, state and federal compliance issues, and various other tasks in connection with the proper preparation of a loan package. The loan package is then forwarded to the Company's funding sources for compliance review and loan approval. If the loan package is approved, the loan can be closed and funded and the Company receives its fees, which are based upon a percentage on the amount of the loan and/or interest rates.

    Generally, the Company acts only to originate mortgage loans which are funded by third party financing sources. While the Company has credit arrangements to fund loans with its own funds, these are used in a very limited manner, and loans funded with these facilities are generally not held longer than 90 days. Accordingly, the risks of collection, delinquencies and foreclosures are very limited.

    MARKETING AND ADVERTISING

    As an independent mortgage originator, the Company seeks to identify persons who are seeking mortgage loan funding. Currently, the Company advertises in local and regional newspapers, yellow page telephone directories, internet websites, direct mail and cable television. The Company markets through national Trade Association participation, senior oriented direct mail, participation in senior events, free video tapes given to potential clients, state level trade shows, and HUD/Fannie Mae focus group activities.

    For the fiscal year ended December 31, 1999 and 1998, the Company expended approximately $393,000 and $155,000, respectively for sales and marketing activities. In 1999 the Company expanded its marketing activities to consistently include nationwide advertising of its Reverse Mortgage effort. For the year to date 2000, marketing and advertising expenses have been significantly reduced as the Company increases its efficiency and continues to develop its business in its core states of Florida and Indiana.

    FUNDING SOURCES

    The Company has established ongoing correspondent relationships with selected mortgage funding organizations that have seller-servicer status with major secondary market entities such as Federal National Mortgage Association (Fannie Mae), the FHLMC (Freddie Mac), the Federal Housing Administration (FHA), the Veteran's Administration (VA), and certain conforming and non-conforming non-governmental wholesale lenders.

    The Company generally functions as a concurrent lender ('table funding'), and has pre-sold its whole loans on a flow basis, prior to the closing of the loan. This means that at the actual closing (or upon the expiration of any applicable loan rescission period, such as would apply in the case of a refinance) the funding organization wires the necessary monies directly to the third party closing the loan. The funds generally do not flow in to any of the Company's accounts. The Company then receives from the closer, the fees due the Company.

    The funding organizations have no contractual obligation to fund any mortgage loans originated by the Company. Each loan is considered for funding based upon the underwriting standards established by the individual funding organization, in compliance with the government (FHA, VA) or quasi-governmental agency (FNMA, FHLMC) which will ultimately acquire the loan as part of a mortgage backed security (MBS).

    The funding organizations are all major wholesale funding sources, and the Company represents that it only sells loans to those organizations which are properly licensed to conduct business in the states that the Company operates in, and that the funding organizations are generally HUD, VA, FNMA, or FHLMC approved conduits.

    EXPANSION STRATEGY

    In July 1998, January 1999 and August 1999, the Company acquired Dow, Capital Funding and Jupiter respectively. See "Future Plans For Growth And Profitability". The Company is seeking to acquire additional mortgage originators and may also consider the acquisition of ancillary organizations such as title companies, health care providers, and other financial service organizations focused on the senior citizen market. During May of 1999 the Company raised $2.5M for operating and acquisition capital.

    COMPETITION

    The Company faces intense competition in the business of originating mortgage loans. The Company's competitors in the industry include consumer finance companies, mortgage banking companies, savings banks, commercial banks, credit unions, thrift institutions, credit card issuers and insurance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than the Company. In addition, many financial services organizations that are much larger than the Company have formed national loan origination networks or purchased home equity lenders. Competition among industry participants can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan, loan origination fees and interest rates. To the extent any of these competitors significantly expand their activities in the Company's market, the business of the Company could be materially adversely affected. Fluctuations in interest rates and general economic conditions may also affect the Company and its competition. During periods of rising rates, competitors that have locked in lower rates to potential borrowers may have a competitive advantage.

    The Company believes its competitive strengths include emphasizing customer education to attract borrowers for reverse mortgages, and its ongoing high level of customer service which causes it to retain a very high percentage of its clients.

    REGULATION

    The Company's operations are subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. The Company's consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Federal Equal Credit Opportunity Act, as amended, and Regulation B, the Fair Credit Reporting Act of 1970, as amended, the Federal Real Estate Settlement Procedures Act and Regulation X, the Home Mortgage Disclosure Act, the Federal Debt Collection Practices Act and the National Housing Act of 1934, as well as other federal and state statutes and regulations affecting the Company's activities.

    The Company is also subject to the rules and regulations of, and examinations by, state regulatory authorities with respect to originating and processing loans. These rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination, govern inspections and appraisals of properties and credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement action.

    EMPLOYEES

    As of November 30, 2000, the Company employs approximately 100 persons. The Company has satisfactory relations with its employees.

    FACILITIES

    All of the operations of the Company are conducted from premises leased from independent landlords.

    The following table sets forth information concerning these facilities:

    America's Senior Financial Services

         LOCATION TENANT                             APPROX. SIZE      LEASE EXPIRATION   MONTHLY RENT
         ---------------                             ------------      -------------------------------
         9501 NE 2nd Ave., Suite 3
         Miami Shores, FL 33138                         750 sf         Month to Month        $ 900

         Dow Guarantee Mortgage

         LOCATION TENANT                             APPROX. SIZE     LEASE EXPIRATION   MONTHLY RENT
         ---------------                             ------------     -------------------------------
         9501 NE 2nd Ave.
         Miami Shores, FL 33138                        5,500 sf       Dec. 2001            $ 6,000

JUPITER MORTGAGE CORPORATION

         LOCATION TENANT                                              APPROX. SIZE   MONTHLY RENT
         ---------------                                              ------------   ------------
         1874 S.E. Port St. Lucie Blvd.                                1,800 sf       $ 2,648.97
         Port St. Lucie, FL 34952

         11398 Okeechobee Blvd.                                        1,500 sf       $ 1,995.18
         Royal Palm Beach, FL 33411

         1000 S. Federal Highway                                         500 sf       $ 1,000.00
         Stuart, FL 34994

         1070 E. Indiantown Road, Suite 410                            3,733 sf       $ 7,124.04
         Jupiter, FL 33477

         1100 W. Littleton Boulevard,                                    480          $   500.00
         Suite 350
         Littleton, CO 80120



    Leases may provide for rent escalations tied to increases in operating expenses or fluctuations in the consumer price index.

LEGAL PROCEEDINGS

    On September 11, 2000 the Company was served a Complaint filed in U.S. District Court, Southern District of New York, by Fennell Avenue LLC against America's Senior Financial Services, Inc. The suit seeks damages for our refusal to deliver certain shares of our common stock to the Plaintiff upon Plaintiff's conversion of certain of our convertible debentures. We believe that we were justified refusing the request for conversion and intend to vigorously defend this matter. The Plaintiff seeks the balance of the principal amount of the convertible debenture, accrued interest, any profit they would have received upon conversion of the debenture into common stock, attorneys' fees and such other relief as the Court may deem just and proper.

MANAGEMENT

         The directors and executive officers of the Company are:

             NAME                            AGE           POSITION
             ----                            ---           --------
             Nelson A. Locke                  49      Chairman of the Board,

                                                      President and Treasurer.

             Cheryl D. Locke                  43      Executive Vice President-
                                                      Personnel, Director.

             Michael Buono                    36      Director-CEO of Jupiter

             Thomas G. Sherman, Esq.          49      Outside Director.
                                                      Compensation and Audit
                                                      Committee.

             Charles M. Kluck                 55      Director-President of Dow.

             Nelson A. Locke and
             Cheryl D. Locke are married.


    Nelson A. Locke founded the Company in 1990 and has served as its President and Director since that time. He is the architect of the Company's business model. He is the past President of the Florida Association of Mortgage Brokers - Miami Chapter and has earned the NAMB's certified residential mortgage lender designation. In 1997 he was named FAMB's 'Broker of the Year', and in 1998 was awarded the prestigious FAMB 'President's Award' for his public relations efforts on behalf of the Florida Mortgage Brokerage Industry. In 1999, he was elected by his 2,500 FAMB peers to serve on the association's Executive Committee. He is a founder and director of the National Reverse Mortgage Lenders Association. Mr. Locke is a Marine Corps. veteran (non commissioned officer) and holds a B.A. from California State University.

    Cheryl D. Locke is the Company's Executive Vice President. She is a member of the Board of Directors, and is directly responsible for the human resources function, supervising the Company's personnel department and reviewing AMSE's compliance with state and federal employment issues. She joined the Company in 1990 on a part time basis, as a loan officer. By 1994, she had risen to senior loan officer. From 1995 to 1998, she directly supervised all loan production and closing. In January 1998, she was appointed EVP and elected to the Company's Board of Directors.

    Michael Buono was elected to the Board of Directors to fill an existing vacancy. He is currently the Chief Executive Officer of Jupiter Mortgage Corporation, which was acquired by the Company on August 31, 1999. He serves on the Company's audit committee as well.

    Thomas J. Sherman has been an attorney in private practice in Coral Gables, Florida since 1980. He is also President and owner of Union Title Services, Inc., a full service title insurance agency. Mr. Sherman is a graduate of the University of Miami School of Law. Since 1990, Mr. Sherman has served as the Company's general counsel. He became a director in January 1998.


    Charles M. Kluck has been the President of Dow Guarantee Corp. since its founding in 1985. Dow was acquired by the Company on July 31, 1998. He continues to serve in that capacity. He became an director in July 1998. In May 2000, he was appointed to the Company's compensation committee.

    BOARD COMMITTEES

    The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee, consisting of Thomas J. Sherman and Michael Buono, reviews the adequacy of internal controls and results and scope of the audit and other services provided by the Company's independent auditors. The Compensation Committee, consisting of Thomas Sherman and Charles Kluck, establishes and recommends salaries, incentives and other forms of compensation for officers and other key employees.

EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION TABLE

    The following table sets forth the total compensation paid to the Company's chief executive officer for the last three completed fiscal years. No executive officer of the Company received compensation of $100,000 or more during any such year.

                                                         OTHER ANNUAL
    PRINCIPAL POSITION           YEAR  SALARY    BONUS   COMPENSATION
    ------------------           ----  ------    -----   ------------
    Nelson A. Locke             1999  $ 62,750   -0-       $   -0-
    President                   1998  $ 70,000   -0-         5,000

                                1997  $ 50,000   -0-           -0-

    DIRECTOR COMPENSATION No fees are paid for director services.

    EXECUTIVE EMPLOYMENT AGREEMENTS

    In July 1998 the Company entered into a five (5) year employment agreement with Nelson A. Locke. Mr. Locke is employed as President and Chairman at an annual salary of $70,000 and such additional compensation as he determines. The agreement provides certain health, life and disability insurance, and autos to Mr. Locke. The Agreement provides for the establishment of an "Executive Performance Bonus Pool" described below. The agreement provides that in any calendar year when the Company's stock price increases by at least 20%, that he shall be eligible for stock options equal to 5% of his total common stock holdings at the end of the calendar year which may be exercised at $1.00 per share and may be paid for by interest-free promissory note. Mr. Locke waived these options for 1998 as this event would have been harmful to future business and investor prospects.

    In October 1999 the Board of Directors approved a change in Mr. Locke's annual base salary to $200,000. His health, life, option plan, disability insurance and auto allowances remain the same. However, Mr. Locke voluntarily deferred the increase of the base salary until further notice, in the interest of protecting the company's cash flows.

    In January 1998 the Company entered into a five (5) year employment agreement with Cheryl D. Locke. Mrs. Locke is employed as Executive Vice President, Secretary and Director at an annual salary of $50,000. The agreement provides certain health, life and disability insurance, an auto to Mrs. Locke, special performance bonus of up to $25,000 to be paid at the discretion of the President. She is entitled to commission on loan originations for which she was submitting loan officer. The agreement provides that in any calendar year when the Company's loan origination's increase by at least 20%, that she shall be eligible for stock options equal to 5% of her total common stock holdings at the end of the calendar year which may be exercised at $1.00 per share and may be paid for by interest-free promissory note. Mrs. Locke waived these options for 1998 as this event would have been harmful to future business and investor prospects.

    In July 1998 the Company's subsidiary, Dow Guarantee Corp., entered into an employment agreement with Charles M. Kluck for a term of five years, under which Mr. Kluck will be paid an annual salary of $110,000.

    In July 1998 the Company's subsidiary, Dow Guarantee Corp., entered into an employment agreement with Linda C. Kluck for a term of five years, under which Ms. Kluck will be paid an annual salary of $70,000.

    In August of 1999 the Company's subsidiary, Jupiter Mortgage Corp., entered into an employment agreement with Michael J. Buono for a term of 5 years, under which Mr. Buono will be paid an annual salary of $150,000.

    In August of 1999 the Company's subsidiary, Jupiter Mortgage Corp., entered into an employment agreement with Deanne J. Anderson for a term of 1 year, under which Ms. Anderson will be paid an annual salary of $120,000.

    In April 2000 Nelson and Cheryl Locke were issued an option to acquire 350,000 shares of common stock jointly for $.50 per share. See Exhibit 9.0.

OTHER OPTION PLAN

    On 4-12-00 the Board of Directors granted options pursuant to two special option plans which have been designated Form A & B. Form A was developed as an anti-dilution full ratchet option plan to protect the Company in the event of any takeover attempt. Format B was developed to recognize certain shareholders who had supported the Company with cash and/or significant personal efforts during the past twenty four months.

    All shares issued pursuant to these two formats will be restricted shares under Rule 144. In general Rule 144 provides volume limitations that state that a person or persons whose shares are aggregated may not sell within any three month period a number of shares which exceeds the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading value during the four calendar weeks prior to such sale.

    The shares issued under this option agreement will be deemed "restricted shares" under the Act, and the public sale thereof even after the expiration of the lock up period absent registration of such securities under the Act may only be made in compliance with Rule 144 promulgated under the Act. The shares will bear an appropriate restrictive legend reflecting the foregoing.

    The basic option agreements were developed by AMSE Counsel Akerman Senterfitt. Format "A" is to be used in relation to any options exercised by Directors and Officers and Format "B" relates to all of the other optionees. All options were granted at 50 cents per option which was the closing price of the stock as of April 18, 2000.

    The following consists of the number of the options that became available as a result of the action taken by the Board on 4-12-00.

Name                                # of Options Granted                  Format
----                                --------------------                  ------

Locke, Cheryl and Nelson                  300,000                           A
Shelley, Michael                           75,000                           A
Sherman, Thomas                            75,000                           A
Kluck, Charles                             75,000                           A
Kluck, Linda                               75,000                           A
Buono, Michael                             50,000                           A
Anderson, Dee                              25,000                           A
Hetzel, Lori                               15,000                           A
Girard, Dean                               10,000                           A
                                         --------
                                          700,000 - Format A

Brickell Equity Group                     200,000                           B
Palmun Associates                         150,000                           B
Rosen Kenneth                              25,000                           B
Kahn, Mark                                 20,000                           B
Kahn, A                                    10,000                           B
Hoffberger, Robert                         30,000                           B
Aurelia Partners                           20,000                           B
Schnelder Trust                            20,000                           B
Biondo, Jane                               10,000                           B
Donahue, Edwin                             15,000                           B
                                         --------
                                          500,000 - Format B

    All options, regardless of format, will convert into restricted shares under Rule 144. In addition, by accepting these options, the optionees agree to grant voting rights on the underlying shares to The Company. This assignment of voting rights expires upon arm's length sale of the underlying shares into the market.

EXECUTIVE PERFORMANCE BONUS POOL

    The Company's employment agreement with its President, Nelson A. Locke, provides that ten percent (10%) of the Company's pre-tax net income for 1998 through 2002 in excess of the pre-tax net income for December 31, 1997 shall be contributed to an annual bonus pool for the benefit of the President and other key employees of the Company. The allocation of any bonus among the President and other key employees is made by the Compensation Committee.

    No bonus was allocated for 1999 and/or 1998.

STOCK OPTION PLANS.

INCENTIVE STOCK OPTION PLAN

    The Company's Board of Directors and Shareholders have adopted two stock option plans. Pursuant to the Incentive Stock Option Plan (the "ISO Plan"), options to acquire a maximum of 2,000,000 shares, but not more than eight percent (8%) of the total authorized shares of the Company, may be granted to directors, officers, employees, consultants and other independent contractors and persons who performed services relating to the Company, including wholly or partially owned subsidiaries.

    The Plan is administered by the Compensation Committee consisting of two non-employee directors or in the absence of such a committee, the Board of Directors.

    Pursuant to the ISO Plan, the Company may grant Incentive Stock Options as defined in ss. 422(b) of the Internal Revenue Code of 1986 and non-qualified stock options not intended to qualify under such section. The price at which the Company's common stock may be purchased upon exercise of Incentive Stock Options granted under the Plan will be required to be at least equal to the fair market value of the common stock on the date of grant. Non-qualified stock options may be at any price designated by the Committee on the date of grant. Options granted under the Plan may have maximum terms of not more than ten (10) years and are not transferable except by will or the laws of descent and distribution. No Incentive Stock Options under the Plan may be granted to an individual owning more than ten percent (10%) of the total combined voting power of all classes of stock issued by the Company unless the purchase price of the common stock under such option is at least one hundred ten percent (110%) of the Fair Market Value of the shares issuable on exercise of the option at the date of grant and such option is not exercisable more than five (5) years from the date of grant.

    Generally, options granted under the Plan terminate upon the grantee's employment or affiliation with the Company, but the Committee may authorize an expiration date of up to ninety (90) days following such termination. If termination was due to death or disability, the options expire one (1) year after such termination or the termination date set forth in the option, whichever is earlier. If termination is due to retirement the option expires ninety (90) days after termination or the termination date set forth in the option, whichever is earlier.

    If the Change of Control takes place, the Board may vote to immediately terminate all outstanding options or may vote to accelerate the expiration of options to the tenth day after the effective date of the Change of Control. If the Board votes to immediately terminate the options, it shall make a cash payment to the grantees equal to the difference between the exercise price and the Fair Market Value of the shares that would have been subject to the terminated option on the date of the Change of Control. A Change of Control of the Company is generally deemed to occur when any person becomes the beneficial owner of or acquires voting control with respect forty percent (40%) or more of the total voting shares of the Company, the Company is merged into any other company, or substantially all of its assets are acquired by another company, or three or more directors nominated by the Board to serve as a director, each having agreed to serve in such capacity, failed to be elected in a contested election of directors.

    Incentive Stock Options granted under the Plan are subject to the restriction of the aggregate Fair Market Value as of the date of grant of options which first become exercisable in any calendar year cannot exceed $100,000.

    The Plan provides for appropriate adjustments in the number and type of shares covered by the Plan and options granted thereunder in the event of any reorganization, merger, recapitalization or certain other transactions involving the Company.

    Until the closing of an underwritten public offering by the Company, pursuant to a registration statement filed and declared effective under the Securities Act of 1933 covering offer and sale of the Company's common stock for the account of the Company, the Company has the right of first refusal to acquire any shares which were acquired pursuant to the exercise of options under the Plan at the Fair Market Value on the date of the shareholder's notice to the Company and the Company shall have the right to repurchase any option shares following holder's termination of service or affiliation with the Company for any reason at the original exercise price of the option.

NON-QUALIFIED STOCK OPTION PLAN.

    Pursuant to the Non-Qualified Stock Option Plan (the "Non-ISO Plan"), options to acquire a maximum of two percent (2%) of the total authorized shares of the Company may be granted to any person who performed services for the Company and its subsidiaries.

    Non-qualified stock options may be at any price designated by the Committee on the date of grant. Options granted under the Plan may have maximum terms of not more than ten (10) years and are not transferable except by will or the laws of descent in distribution.

    Generally, options granted under the Plan terminate thirty (30) days after termination of the grantee's employment or affiliation with the Company. If termination was due to death or disability, the options expire one (1) year after such termination or the termination date set forth in the option, whichever is earlier.

    Any conditions or restrictions on exercise lapse on a Change of Control unless otherwise set forth in the Option Agreement.

    The Plan is administered by a Stock Option Committee consisting of two or more non-employee directors or in the absence of such a committee, the Board of Directors.

    The Plan provides for appropriate adjustments in the number and type of shares covered by the Plan and options granted thereunder in the event of any reorganization, merger, recapitalization or certain other transactions involving the Company.

    Until the closing of an underwritten public offering by the Company, pursuant to a registration, filed and declared effective under the Securities Act of 1933 covering offer and sale of the Company's common stock for the account of the Company, the Company has the right of first refusal to acquire any shares which were acquired pursuant to the exercise of options under the Plan. At the Fair Market Value on the date of the shareholder's notice to the Company and the Company shall have the right to repurchase any option shares following holder's termination of service or affiliation with the Company for any reason at the original exercise price of the option.

NON-PLAN STOCK INCENTIVES.

    In 1998, the Company issued 74,400 shares of its Common Stock to employees as incentive compensation. These shares vest at three years. There is no prorated vesting schedule. During 1999 we issued an additional 128,300 shares to employees as incentive compensation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

    A shareholder, Louis Weltman of Vistra Growth Partners, Inc. provided investment banking services to the Company. In 1998 such shareholder was paid fees consisting of cash of $60,000 and 66,667 shares of the Company's common stock for services in connection with the Company's acquisition of Dow. In 1999 he was paid approximately $417,000 in cash and issued 186,600 shares of common stock and a warrant to purchase 228,888 shares of common stock in connection with the sale of our 3% Convertible Debentures and the two acquisitions executed during 1999. The warrant was forfeited as part of the termination agreement entered into with the Company.

    A shareholder, Brickell Equity Group received fees for services during 1999 consisting of 5,200 shares of the Company's common stock valued at $17,550 for investment services.

    The Company's president, Nelson Locke owed the Company $20,700 (including accrued interest) under a note bearing 5% interest. Also, Mr. Locke bought a vehicle from the Company for $5,000, which was approximately the net book value at the time of the sale. Mr. Locke has since repaid the note.

    Two shareholders of the Company (the former owners of Capital Funding) each owe the Company $50,000 under promissory notes dated December 31, 1997. These notes bear interest at 6% per annum and the interest is payable annually on December 31st. These notes are due on January 1, 2004. The interest due at December 31, 1998 and 1999 has not been paid. The total of principal and interest is $112,000 at December 31, 1999 and $106,000 at December 31, 1998. The fair value of these notes is not subject to reasonable estimation due to their related party nature.

    The Company owes the president, Nelson Locke $227,332.06 in the deferred salary and benefits, and other money that the President loaned to the Company during the course of the last twelve months.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth, as of November 30, 2000, the beneficial ownership of the Company's 9,931,326 outstanding shares of Common Stock by (1) the only persons who own of record or are known to own, beneficially, more than 5% of the Company's Common Stock; (2) each director and executive officer of the Company; and (3) all directors and officers as a group.

                                            NUMBER OF
NAME                                         SHARES    PERCENT(1)
----                                       ----------  ----------
Nelson A. Locke(2)(4)                      2,862,410       27%

Cheryl D. Locke(2)(4)                      2,862,410       27%

Charles M. Kluck(3)(4)                       625,000        6%

Michael Buono(4)                             250,679        2%

Thomas G. Sherman, Esq.(4)                   185,000        2%

All officers and directors as a group      3,958,089       38%
 (6 persons)

----------

(1) Based upon 10,506,326 shares outstanding as of November 30, 2000. This is 9,931,326 of actual outstanding shares and 575,000 options.

(2) Nelson A. Locke and Cheryl D. Locke own such shares as joint tenants.

(3) Includes 200,000 owned by his sister, Linda Kluck.

(4) Includes options to acquire shares under Form A Stock Option Plan as follows: Cheryl and Nelson Locke 300,000 shares, Charles Kluck 75,000 shares, Michael Buono 50,000 shares, Thomas Sherman 75,000 shares.

DESCRIPTION OF SECURITIES

    Common Stock

    The Company is authorized to issue 25,000,000 shares of Common Stock, $.001 par value. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

    PREFERRED STOCK

    The Company is authorized to issue 10,000,000 shares of Preferred Stock with rights, preferences and limitations to be determined by the Board of Directors. As of the date hereof, no shares of Preferred Stock have been issued.

INDEMNIFICATION

    The Florida Business Corporation Act provides that a person who is successful on the merits or otherwise in defense of an action because of service as an officer or director or a corporation, such person is entitled to indemnification of expenses actually and reasonably incurred in such defense. F.S. 607.0850(3).

    Such Act also provides that the corporation may indemnify an officer or director, advance expenses, if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to a criminal action, had no reasonable cause to believe his conduct was unlawful. F.S. 607.0850(1)(2).

    A court may order indemnification of an officer or director if it determines that such person is fairly and reasonably entitled to such indemnification in view of all the relevant circumstances. F.S. 607.0850(9).

INDEMNIFICATION AGAINST PUBLIC POLICY

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or person controlling the company, the company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PLAN OF DISTRIBUTION/SELLING SECURITY HOLDERS

Plan of distribution

    The shares offered hereby may be sold from time to time directly by the selling security holders. Alternatively, these selling security holders may from time to time offer the shares through underwriters, dealers or agents. The distribution of the shares by the selling security holders may be effected in one or more transactions that may take place on the over-the-counter market, including:

o   ordinary broker's transactions,

o   privately-negotiated transactions or

o through sales to one or more broker-dealers for resale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    Customary or specifically negotiated brokerage fees or commissions may be paid by the selling security holders in connection with such sales of shares. The shares offered by the selling security holders may be sold by one or more of the following methods, without limitations:

o a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;

o ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

o face-to-face transactions between sellers and purchasers without a broker-dealer.

    In effecting sales, brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate. The selling security holders and intermediaries through whom such shares are sold may be deemed "underwriters" within the meaning of the Securities Act of 1933 with respect to the shares offered, and any profits realized or commissions received may be deemed underwriting compensation.

    At the time a particular offer of shares is made by or on behalf of a selling security holder, to the extent required, a prospectus will be distributed which will set forth the number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, if any, the purchase price paid by any underwriter for shares purchased from the selling security holder and any discounts, commissions or concessions allowed or reallowed or paid to dealers and the proposed selling price to the public.

    The following security holder may offer shares of common stock issuable upon conversion of debentures and exercise of warrants.

    Except as indicated below, none of the selling security holders having any affiliation with the Company other than as security holders:


                                                               NUMBER OF SHARES           NUMBER OF SHARES
                                                           BENEFICIALLY OWNED PRIOR   BEING OFFERED FOR SELLING
SELLING SHAREHOLDER                                            TO THE OFFERING          SHAREHOLDERS ACCOUNT
-------------------                                        ------------------------   -------------------------
21st Equity Partners, L.L.C.                          (1)           520,000                     520,000
E-Trek Design Systems                                 (2)            15,000                      15,000
Global Financial Strategies                           (3)           250,000                     250,000
National Financial Communications                     (3)           200,000                     200,000
Richard H. Walker                                     (4)            28,339                      28,339
Robert Sullivan, III                                  (4)            19,390                      19,390
Eric Horton                                           (4)            64,915                      64,915
Stuart T. Smith                                       (4)            11,933                      11,933
Travis Christ                                         (4)             4,548                       4,548
Telluride Holdings, L.C.                              (5)            75,000                      75,000
Brickell Equity Group Inc.                            (6)           377,700                     300,000
Gary Barcus, Esq.                                     (7)           120,000                     120,000
Palmun Associates                                     (8)           265,368                     265,368
Charterbridge                                         (4)            82,625                      82,625
SAI                                                   (9)           200,000                     200,000
                                                                  ---------                   ---------
Total                                                             2,234,818                   2,157,118
                                                                  =========                   =========

---------------

 1) Pursuant to the contract executed on September 27, 2000, First Equity Partners, L.L.C. will be managing the Company's public relations and communications services and providing the development, implementation and maintenance of an ongoing program to increase the investments communities awareness of the Company's business. 21st Equity Partner's may from time to time recommend, hire and manage affiliate programs other than the 21st Equity Partners.

 2) E-Trek Design Systems is a subsidiary of 21st Equity Partners and is responsible for reworking the Company's various internet properties.

 3) Pursuant to the contract these are affiliate programs put into place and being managed by 21st Equity Partners, L.L.C.

 4) These shares were issued pursuant to an Agreement, dated January 6, 2000 between the Company and The Charterbridge Financial Group, Inc., by which the Company issued shares of common stock with registration rights in return for certain financial advisory and investor relations services. These shares were issued to employees and shareholders of The Charterbridge Financial Group, Inc.

 5) These shares were issued pursuant to a Financial Advisory Agreement, dated February 2, 2000 by and between the Company and Capitalink L.C., by which the Company issued shares of common stock to Telluride Holdings, L.C., (a wholly owned subsidiary of Capitalink, L.C.) with registration rights in return for certain financial advisory services.

 6) These shares were issued pursuant to a Consulting Agreement, dated as of January 1, 2000, by and between the Company and Brickell Equity Group, Inc., by which the Company issued shares of common stock with registration rights in return for certain financial advisory services.

 7) These shares were issued pursuant to a contract to provide legal services, dated June 27, 2000, between the Company and Attorney Barcus, whereby the Company issued the shares subject to R144 and is providing them to counsel as certain projects are completed.

 8) These shares were issued pursuant to a private subscription to raise working capital, dated as of August 2, 2000, between the Company and Palmun Associates, Inc., wherein the Company agreed to register all Palmun's shares on this registration statement.

 9) These shares will be issued pursuant to a Consulting Agreement by and between the Company and SAI by which the Company will shares of common stock with registration rights in return for certain financial and investor relations services.

REGULATION M

    We have informed the selling security holders that Regulation M promulgated under the Securities Exchange Act may be applicable to them with respect to any purchase or sale of our common stock. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of our common stock from directly or indirectly bidding for, or purchasing for any account in which it has a beneficial interest, any of our common stock or any right to purchase our common stock for a period of one business day before and after completion of its participation in the distribution.

    During any distribution period, Regulation M prohibits the selling security holders and any other persons engaged in the distribution from engaging in any stabilizing bid or purchasing our common stock except for the purpose of preventing or retarding a decline in the open market price of our common stock. No person may effect any stabilizing transaction to facilitate any offering at the market.

    The selling security holders may be entitled, under agreements entered in to with us, to indemnification against liabilities under the Securities Act, the Securities Exchange Act and otherwise.

LEGAL MATTERS

    The validity of the shares offered hereby is being passed upon for the Company by Joel Bernstein Esq., P.A., Miami, Florida.

EXPERTS

    The consolidated financial statements of America's Senior Financial Services, Inc. and subsidiaries as of and for the years ended December 31, 1999 and 1998, the financial statements of Dow Guarantee Corp. as of and for the years ended December 31, 1998 and 1997, and the financial statements of Capital Funding of South Florida, Inc. as of and for the year ended December 31, 1998, which are included in this prospectus and incorporated by reference in the Registration Statement, have been audited by Ahearn, Jasco + Company, P.A., independent auditors, as stated in their reports appearing herein and incorporated by reference in the Registration Statement, and are included and incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

    The consolidated financial statements of Jupiter Mortgage Corporation as of and for the years ended December 31, 1998 and 1997,which are included in this prospectus and incorporated by reference in the Registration Statement, have been audited by Wisneski, Blakiston & Leslie, P.A., independent auditors, as stated in their reports appearing herein and incorporated by reference in the Registration Statement, and are included and incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act with respect to the securities being offered. This prospectus, filed as a part of the registration statement, does not contain certain information contained in or annexed as exhibits to the registration statements. Reference is made to exhibits to the registration statement for the complete text. For further information with respect to the Company and the securities hereby offered, reference is made to the registration statement and to the exhibits filed as part of it, which may be inspected and copied at the public reference facilities of the commission in Washington D.C., and at the Commission's regional offices at

o   500 West Madison Street, Chicago, IL 60604;

o   7 World Trade Center, New York, NY 10048;

o   and 5757 Wilshire Boulevard, Los Angeles, CA 90034;

o and copies of such material can be obtained from the Public Reference Section of the Commission, 450 5th Street, N.W., Washington, D.C. 20549, at prescribed rates and are available on the World Wide Web at:
    http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

America's Senior Financial Services, Inc. .............

1999 and 1998 Audited Financial Statements ............         F-2

2000 3rd Quarter 10-Q .................................         F-19

Dow Guarantee Corporation
1998 and 1997 Audited Financial Statements ............         F-26

Capital Funding of South Florida
1998 Audited Financial Statements .....................         F-36

Jupiter Mortgage Corporation
1998 and 1997 Audited Financial Statements ............         F-46

Pro forma Financial Information
Statements of Operations at December 31, 1999 .........         P-1
Balance Sheets at December 31, 1998 ...................         P-2
Statements of Operations at December 31, 1998 .........         P 3

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of America's Senior Financial Services, Inc.

We have audited the accompanying consolidated balance sheets of America's Senior Financial Services, Inc. and subsidiaries (collectively, the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of America's Senior Financial Services, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's accumulated deficit and its loss from operations raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                             /s/ AHEARN, JASCO + COMPANY, P.A.
                                             ---------------------------------
                                             AHEARN, JASCO + COMPANY, P.A.
                                             Certified Public Accountants

Pompano Beach, Florida
March 31, 2000

           AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

                                                                                                 1999        1998
                                                                                             ------------  --------
                                 ASSETS

      CURRENT ASSETS:
         Cash and cash equivalents                                                           $    402,373  $   195,728
         Brokerage fees receivable                                                                214,604       49,853
         Employee advances                                                                        175,714       70,528
         Mortgage loans held for sale                                                           2,389,162           --
         Due from shareholder                                                                      20,734       22,618
         Prepaid expenses                                                                          56,851       46,699
         Other current assets                                                                      72,302           --
                                                                                             ------------  -----------
                TOTAL CURRENT ASSETS                                                            3,331,740      385,426
                                                                                             ------------  -----------

      PROPERTY AND EQUIPMENT, net                                                                 442,897      254,783
                                                                                             ------------  -----------

      OTHER ASSETS
         Goodwill, net                                                                          5,096,841    3,348,215
         Due from related parties                                                                 112,000           --
         Notes receivable                                                                         250,000      250,000
         Other assets                                                                             561,536       69,940
                                                                                             ------------  -----------
                TOTAL OTHER ASSETS                                                              6,020,377    3,668,155
                                                                                             ------------  -----------


                TOTAL                                                                        $  9,795,014  $ 4,308,364
                                                                                             ============  ===========

                  LIABILITIES AND STOCKHOLDERS' EQUITY

      CURRENT LIABILITIES:
         Current portion of long-term debt and capital lease obligations                     $     24,934  $     5,798

         Lines of credit                                                                          366,298           --
         Warehouse lines of credit                                                              2,639,192           --
         Accounts payable                                                                         394,752      173,904
         Accrued liabilities                                                                      418,634       49,054
         Other current liabilities                                                                 29,291           --
                                                                                             ------------  -----------
                TOTAL CURRENT LIABILITIES                                                       3,873,101      228,756
                                                                                             ------------  -----------

      CAPITAL LEASE OBLIGATIONS, less current portion                                              56,834           --
                                                                                             ------------  -----------

      LONG-TERM DEBT, convertible debentures                                                    1,750,000           --
                                                                                             ------------  -----------

      LONG-TERM DEBT, less current portion                                                             --       13,287
                                                                                             ------------  -----------

      COMMITMENTS AND CONTINGENCIES

      STOCKHOLDERS' EQUITY:
         Preferred stock, $0.001 par value; 10,000,000 shares
           authorized, zero shares issued and outstanding                                              --           --
         Common stock, $0.001 par value; 25,000,000 shares
           authorized, shares issued and outstanding, 7,690,262
           in 1999 and 5,898,867 in 1998                                                            7,690        5,899
         Additional paid-in capital                                                            12,498,553    4,584,932
         Retained earnings (deficit)                                                           (8,219,283)    (457,443)
         Unearned compensation - restricted stock                                                (171,881)     (67,067)
                                                                                             ------------  -----------
                TOTAL STOCKHOLDERS' EQUITY                                                      4,115,079    4,066,321
                                                                                             ------------  -----------
                TOTAL                                                                        $  9,795,014  $ 4,308,364
                                                                                             ============  ===========

                 See notes to consolidated financial statements.

           AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                       1999          1998
                                                   ------------  -----------
REVENUES                                           $  4,723,697  $ 1,797,632
                                                   ============  ===========

EXPENSES:
   Payroll and related expenses                       4,024,889    1,335,488
   Administrative, processing, and occupancy          2,996,515      773,161
   Debenture financing costs                          1,491,628           --
   Goodwill amortization                                194,163       71,239
   Impairment charges                                 3,259,311           --
                                                   ------------  -----------

          TOTAL EXPENSES                             11,966,506    2,179,888
                                                   ------------  -----------

          LOSS FROM OPERATIONS                       (7,242,809)    (382,256)
                                                   ------------  -----------

OTHER
   Acquisition costs                                         --       14,969
   Interest income                                      (34,873)          --
   Interest expense                                     553,904        2,041
                                                   ------------  -----------

          TOTAL OTHER, NET                              519,031       17,010
                                                   ------------  -----------

          LOSS BEFORE INCOME TAXES                   (7,761,840)    (399,266)
                                                   ------------  -----------

PROVISION FOR INCOME TAXES                                   --           --

          NET LOSS                                 $ (7,761,840) $  (399,266)
                                                   ============  ===========


LOSS PER SHARE:
   Basic                                           $     (1.123) $    (0.082)
                                                   ============  ===========
   Diluted                                         $     (1.123) $    (0.082)
                                                   ============  ===========
   Weighted average common shares outstanding         6,909,245    4,849,247
                                                   ============  ===========

                   See notes to consolidated financial statem

           AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                             COMMON          COMMON      ADDITIONAL
                                                                             STOCK,         STOCK, AT      PAID-IN       RESTRICTED
                                                                           # OF SHARES      PAR VALUE      CAPITAL          STOCK
                                                                           -----------      ---------      -------       -----------

STOCKHOLDERS' EQUITY, December 31, 1997                                    4,367,000        $ 4,367      $   169,647      $      --
Stock issued pursuant to the Dow acquisition                                 616,667            617        3,436,883             --
Restricted stock issued to employees                                          74,400             74           74,326        (74,400)
Recognition of restricted stock earned                                            --             --               --          7,333
Issuances of common stock for cash, net of expenses                          840,800            841          904,076             --
Net loss for the year ended December 31, 1998                                     --             --               --             --
                                                                           ---------        -------      -----------      ---------
STOCKHOLDERS' EQUITY, January 1, 1999                                      5,898,867        $ 5,899      $ 4,584,932      $ (67,067)
Stock issued pursuant to the Capital Funding acquisition                     221,664            222        1,551,426             --
Stock issued pursuant to the Jupiter acquisition                             360,750            361        2,499,639             --
Stock issued for debenture financing costs                                   185,500            186        1,211,442             --
Beneficial conversion feature of convertible debentures                           --             --          441,176             --
Restricted stock issued to employees, net of stock earned                    151,300            151          151,149       (104,814)
Issuances of common stock for cash, net of expenses                          698,721            699        1,194,968             --
Stock issued pursuant to debenture conversions                               152,260            152          751,184             --
Common stock issued for services                                              21,200             20           57,530             --
Other capital contributions                                                       --             --           55,107             --
Net loss for the year ended December 31, 1999                                     --             --               --             --
                                                                           ---------        -------      -----------      ---------
STOCKHOLDERS' EQUITY, December 31, 1999                                    7,690,262        $ 7,690      $12,498,553      $(171,881)
                                                                           =========        =======      ===========      =========



                                                                                               TOTAL
                                                                                           STOCKHOLDERS'
                                                                            DEFICIT           EQUITY
                                                                            -------        ---------------
STOCKHOLDERS' EQUITY, December 31, 1997                                  $   (58,177)       $   115,837
Stock issued pursuant to the Dow acquisition                                      --          3,437,500
Restricted stock issued to employees                                              --                 --
Recognition of restricted stock earned                                            --              7,333
Issuances of common stock for cash, net of expenses                               --            904,917
Net loss for the year ended December 31, 1998                               (399,266)          (399,266)
                                                                         -----------        -----------
STOCKHOLDERS' EQUITY, December 31, 1998                                  $  (457,443)       $ 4,066,321
Stock issued pursuant to the Capital Funding acquisition                          --          1,551,648
Stock issued pursuant to the Jupiter acquisition                                  --          2,500,000
Stock issued for debenture financing costs                                        --          1,211,628
Beneficial conversion feature of convertible debentures                           --            441,176
Restricted stock issued to employees, net of stock earned                         --             46,486
Issuances of common stock for cash, net of expenses                               --          1,195,667
Stock issued pursuant to debenture conversions                                    --            751,336
Common stock issued for services                                                  --             57,550
Other capital contributions                                                       --             55,107
Net loss for the year ended December 31, 1999                             (7,761,840)        (7,761,840)
                                                                         -----------        -----------
STOCKHOLDERS' EQUITY, December 31, 1999                                  $(8,219,283)       $ 4,115,079
                                                                         ===========        ===========

                 See notes to consolidated financial statements.

           AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                       1999         1998
                                                                   -----------   ----------
 CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                       $(7,761,840)  $ (399,266)
    Adjustments to reconcile net loss to net cash
     used in operating activities:
       Depreciation and amortization                                   304,385      106,195
       Impairment charges                                            3,259,311
       Loss on abandoned assets                                         66,514
       Other                                                            41,822        7,333
       Common stock issued for services                                 17,550
       Common stock issued for debenture financing costs             1,211,628
       Beneficial conversion feature of convertible debentures         441,176
       Changes in certain assets and liabilities, net of amounts
        from acquisitions:
          Brokerage fee receivable                                    (104,223)       6,429
          Employee advances                                            (96,470)      28,544
          Prepaid expenses                                             (10,152)     (46,464)
          Other current assets and liabilities, net                    (27,127)      14,046
          Accounts payable                                             126,039           --
          Accrued liabilities                                          205,501           --
                                                                   -----------   ----------
           NET CASH USED IN OPERATING ACTIVITIES                    (2,325,886)    (283,183)
                                                                   -----------   ----------
 CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment                                (114,417)    (205,302)
    Acquisition expenditures, net of cash acquired                    (782,970)    (294,395)
    Increase in mortgage loans                                      (2,389,162)          --
    Changes in other assets                                           (477,889)      21,304
                                                                   -----------   ----------
           NET CASH USED IN INVESTING ACTIVITIES                    (3,764,438)    (478,393)
                                                                   -----------   ----------
 CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of common stock, net                      1,195,667      904,917
    Proceeds from issuance of convertible debentures                 2,231,220           --
    Other capital contributions                                         55,107           --
    Net borrowings under lines of credit                             2,844,188           --
    Payments on capital lease obligations                              (31,097)          --
    Change in due from shareholder                                       1,884      (22,618)
    Change in long-term debt                                                        (11,371)
                                                                   -----------   ----------
           NET CASH PROVIDED BY FINANCING ACTIVITIES                 6,296,969      870,928
                                                                   -----------   ----------
           NET INCREASE IN CASH AND CASH EQUIVALENTS                   206,645      109,352

 CASH AND CASH EQUIVALENTS, Beginning of year                          195,728       86,376
                                                                   -----------   ----------
 CASH AND CASH EQUIVALENTS, End of year                            $   402,373   $  195,728
                                                                   ===========   ==========
 SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Interest paid in cash during the period                        $    79,887   $   18,135
                                                                   ===========   ==========
    Income taxes paid in cash during the period                    $     2,940   $       --
                                                                   ===========   ==========

                See notes to consolidated financial statements.

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

    On July 31, 1998, the Company recorded net tangible assets of $189,157 and goodwill of $3,419,454 in connection with the Dow acquisition (see Note 8). During 1998, the Company issued restricted stock to employees valued at $74,400.

    On January 29, 1999, the Company recorded net tangible assets of approximately $93,500 and goodwill of $1,922,000 in connection with the Capital Funding acquisition (see Note 8). In connection with the acquisition of Capital Funding, the Company issued 16,000 shares of common stock to a shareholder that provided investment services (see Note 7 and 8).

    On August 18, 1999, the Company recorded net tangible liabilities of approximately $129,410 and goodwill of $3,280,710 in connection with the Jupiter acquisition (see Note 8).

    On September 30, 1999, the Company transferred its ownership interest in Capital Funding to Jupiter and Jupiter became the sole surviving entity. Since no change in ownership of the entities occurred, the transfer was recorded at historical cost in a manner similar to pooling of interests (see Note 8).

    During October 1999, the holder of the convertible debenture bond converted $750,000 of the principal and accrued interest into 152,260 shares of common stock (see Note 5).

    During 1999, the Company issued restricted stock to employees valued at $151,300.

                 See notes to consolidated financial statements.

           AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

    America's Senior Financial Services, Inc. ("AMSE") was incorporated on February 26, 1990. On July 31, 1998, AMSE acquired Dow Guarantee Corp. ("Dow"), on January 29, 1999, AMSE acquired Capital Funding of South Florida, Inc ("Capital Funding") and on August 18, 1999, AMSE acquired Jupiter Mortgage Corp. ("Jupiter"). On September 30, 1999, Capital Funding and Jupiter were merged and Jupiter was the surviving corporation. AMSE and its subsidiaries are collectively referred to as "the Company". All significant intercompany balances and transactions are eliminated in consolidation.

    The Company is engaged in originating, processing, and concurrently funding mortgage loans. In addition to providing traditional (or forward) mortgage loan services, the Company also arranges reverse mortgages specifically developed to serve the special needs of the senior citizen community, and has generated a substantial portion of the reverse mortgages originated in Florida. The Company sells its closed loans to investors for resale into the secondary market.

GOING CONCERN

    The Company's consolidated financial statements have been prepared on a going concern basis that contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has incurred losses of $7,761,840 and $399,266 in 1999 and 1998, respectively, and has an accumulated deficit of $8,219,283 at December 31, 1999. In management's opinion, the operating deficit (which is largely confined to AMSE corporate activities) is largely the result of the monies the Company has expended in the execution of its aggressive acquisition strategy.

    In 1999, the Company completed two acquisitions causing gross loan originations to increase from under $150 million dollars to almost $300 million dollars. In the process the Company grew from three physical locations to twelve. In addition, the Company invested the capital necessary to complete due diligence and prepare the appropriate documents to complete three more strategic acquisitions that will again increase the Company's proforma gross loan origination to a level approaching $1.5 billion dollars. Management is presently waiting for final commitments on the funding necessary to close the three additional acquisitions. Should such a closing occur, management believes that the Company should operate profitably and the Company's balance sheet would be favorably affected.

    Historically, the Company has been funding its deficit primarily through investor capital and has yet to generate profits from its primary operating activities. Management recognizes that the Company must generate additional resources and attain profitable operations to enable it to continue in business. Management's growth plan estimated that given certain events the Company could achieve critical mass in the year 2000. Since January 2000, management has taken certain steps to reduce central office overhead and to increase loan origination revenue system wide.

    Since January 2000, the Company has financed its operating deficit through private equity subscriptions and loans from management. The Company is planning to obtain additional equity capital through the conversion of debt, and is in the final stages of its execution of such a plan. In July 1999 the Company signed a "best efforts" contract with a Wall Street placement agent to raise between $17 and $25 million through the sale of equity. In October 1999, the agreement was revised and the target amount increased to $50 million dollars which was to be raised in several components consisting of debt and equity (see
Note 10 for additional details). In January 2000, the first component, a debt offering, was set at $20 million. In March 2000, the offering memorandum was printed and circulated to over 100 potential investors. Although the offering is on a "best efforts" basis, management believes that the offering should be successful and that sufficient capital could be raised allowing the completion of some or all of the additional acquisitions discussed above. In addition, the offering should provide some or all of the additional working capital needed to correct the Company's current operating deficit.

    In March 2000, the Company initiated merger talks with a real estate and mortgage entity located in northeast Florida that if concluded could add over $2 million of net assets to the Company's balance sheet. The transaction is currently in due diligence. Management believes that these real estate assets are unencumbered and would have a positive material effect on the Company's balance sheet. In addition, these assets could provide the collateral necessary for traditional short-term working capital borrowings, as required.

    In summary, the realization of assets and satisfaction of liabilities in the normal course of business is dependent upon the Company's raising additional equity capital and ultimately reaching profitable operations. However, no assurances can be given that the Company will be successful in these activities. Should any of the events discussed above not occur, the accompanying consolidated financial statements could be materially affected.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION AND CREDIT RISKS

    The Company, as a licensed mortgage company, derives its revenues primarily from mortgage application fees paid by potential borrowers and from brokerage, processing fees, and service release premiums payable by the borrower and others at the time of closing. The brokerage and processing fees are recognized as revenue at the time the loans are closed.

    The Company operates in the mortgage banking industry, therefore, it is highly dependent on the status of the economy and interest rates.

PROPERTY AND EQUIPMENT

    Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, typically seven years. Expenditures for routine maintenance and repairs are charged to expense as incurred.

INTANGIBLE ASSETS

    The excess of investment cost over the fair value of net assets acquired (goodwill) is being amortized using the straight-line method over a period of 20 years. The goodwill arose from the acquisitions of Dow, Capital Funding, and Jupiter. Amortization of goodwill for the years ended December 31, 1999 and 1998 were approximately $194,200 and $71,239, respectively.

    As a consequence of downturns in the mortgage industry in 1999 and the interest rate increases that occurred during 1999, Dow and Capital Funding operated at cumulative losses since their dates of acquisition. An impairment review of these subsidiaries was initiated, pursuant to SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This review determined that the subsidiaries' estimated future non-discounted cash flows were below its carrying value as a long-lived asset. Accordingly, the Company has recorded impairment charges to adjust the carrying value of the goodwill. The adjustments reduced the recorded value of the goodwill by approximately $3,259,300. Management believes that the fair value of the remaining assets approximates the amounts to which it was written down.

ADVERTISING

    The costs of advertising, promotion, and marketing programs are generally charged to operations in the year incurred. Significant funds were spent in 1999 to launch a nationwide direct mail campaign to market reverse mortgages, and the Company invested advertising money to attract loan correspondents. Total advertising expense was approximately $392,500 and $155,132 for the years ended December 31, 1999 and 1998, respectively.

INCOME TAXES

    The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carryforwards, and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. State minimum taxes are expensed as paid.

NET LOSS PER COMMON SHARE

    The Company has adopted SFAS No. 128, "Earnings Per Share." SFAS 128 requires companies with complex capital structures or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is calculated as the income or loss available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as previously prescribed by Accounting Principles Board Opinion No. 15, "Earnings Per Share." The effect of common shares issuable under the terms of the Company's preferred stock outstanding are excluded from the calculation of diluted EPS since the effect is antidilutive. The adoption of SFAS 128 did not have an impact on the Company's reported results.

STOCK BASED COMPENSATION

    In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 encourages, but does not require, companies to record compensation plans at fair value. The Company has chosen, in accordance with the provision of SFAS No. 123, to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued Employees" (APB 25) for its stock plans. Under APB 25, if the exercise price of the Company's stock options is less than the market price of the underlying stock on the date of grant, the Company must recognize compensation expense. SFAS No. 123 will be adopted for disclosure purposes only and will not impact the Company's financial position, annual operating results, or cash flows.

    For transactions with other than employees in which services were performed in exchange for stock, the transactions were recorded on the basis of the fair value of the services received or the fair value of the issued equity instrument, whichever was more readily measurable.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less. The Company occasionally maintains cash balances in financial institutions in excess of the federally insured limits.

    As of December 31, 1999, the Company has restricted $115,000 of cash in connection with a letter of credit for Dow.

RECLASSIFICATIONS

    Certain amounts from the 1998 financial statements have been reclassified to conform to the 1999 presentation.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    Cash, receivables, mortgage loans held for sale, accounts payable and accrued expenses are reflected in the financial statements at fair value due to the short-term nature of these instruments. The fair value of the Company's obligations under credit agreements, as disclosed in Note 3, are the same as the recorded amounts because the rates and terms approximate current market conditions.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". Among other provisions, it requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains and losses resulting from changes in the fair values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The effective date of this standard was delayed via the issuance of SFAS No. 137. The effective date for SFAS No. 133 is now for fiscal years beginning after June 15, 2000, though earlier adoption is encouraged and retroactive application is prohibited. The Company must adopt this standard no later than January 1, 2001. The Company does not expect the adoption of this standard to have a material impact on results of operations, financial position or cash flows.

STATEMENT OF COMPREHENSIVE INCOME

    A statement of comprehensive income has not been included, per SFAS No. 130, "Reporting Comprehensive Income," as the Company has no items of other comprehensive income.

SEGMENT INFORMATION

    The Company adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," effective January 31, 1999. SFAS No. 131 establishes standards for the way that public companies report selected information about operating segments in annual and interim financial reports to shareholders. It also establishes standards for related disclosures about an enterprise's business segments, products, services, geographic areas and major customers. The Company operates its business as a single segment. As a result, no additional disclosure was required.

NOTE 2 - PROPERTY AND EQUIPMENT

    Property and equipment consists of the following at December 31:

                                                          1999        1998
                                                       ----------  ---------

            Office equipment                           $  345,802  $  31,080
            Furniture and fixtures                        249,186    176,674
            Leasehold improvements                         92,226     87,022
            Vehicles                                      104,562     42,586
                                                       ----------  ---------
                      Total cost                          791,776    337,362
            Less:  Accumulated depreciation              (348,879)   (82,579)
                                                       ----------  ---------
                      Property and equipment, net      $  442,897  $ 254,783
                                                       ==========  =========

    Depreciation expense for the years ended December 31, 1999 and 1998 was approximately $110,200 and $34,956, respectively.

NOTE 3 - CREDIT AGREEMENTS

LINES OF CREDIT

    The Company maintains several lines of credit with different financial institutions. Interest rates vary, and include prime, prime plus 3%, and a flat 11% per annum. As of December 31, 1999 and 1998, the total amounts outstanding under these lines of credit was approximately $366,000 and $50,000, respectively.

MORTGAGE WAREHOUSE AGREEMENTS

    The Company maintains two mortgage warehouse facilities with separate financial institutions to assist the Company in originating and closing mortgages. The Company is liable under these agreements only if defaults occur during a mortgage closing process. As of December 31, 1999, there was approximately $2,639,000 outstanding under one facility and the second facility was unused. There were no amounts owed under this agreement as of December 31, 1998. Interest paid during 1999 and 1998 for borrowings under these two facilities totaled approximately $121,900 and $16,094, respectively.

NOTE 4 - CAPITAL LEASE OBLIGATIONS AND LONG-TERM DEBT

    In 1999, the Company acquired certain office equipment under the provisions of various long-term leases and has capitalized the minimum lease payments. The leases have terms from three to four years and are due to expire at various times through 2002 and 2003. As of December 31, 1999, the leased property has a recorded cost of $112,556 and is being depreciated along with other property and equipment (see Note 2).

    Future minimum lease payments under the capital lease and the net present value of these future minimum lease payments subsequent to December 31, 1999 are as follows:

         Future minimum lease payments                        $ 127,046
         Less:  Amount representing interest                    (45,278)
                                                              ---------
                   Present value of minimum lease payments       81,768

         Less:  Current portion                                 (24,934)
                   Long-term capital lease obligation         $  56,834

    Future minimum lease payments subsequent to December 31, 1999 are as follows: $24,934 in 2000, $24,176 in 2001, $15,158 in 2002, and $17,500 in 2003.

    As of December 31, 1998 long-term debt consisted of installment notes for the Company's vehicles. The current portion of this long-term debt was 5,798 and the balance was $13,287.

NOTE 5 - LONG-TERM DEBT, CONVERTIBLE DEBENTURES

    On May 6, 1999, the Company entered into a Securities Purchase Agreement, pursuant to which the Company issued $2,500,000 of 3% convertible debentures, which are due May 6, 2002, and common stock purchase warrants for 34,383 shares at $8.70 per share, which expire May 31, 2004. The Securities Purchase Agreement, among other terms, allows the Company to require the buyer to purchase additional convertible debentures up to $7,500,000, as long as AMSE's stock price remains above $5.75 per share. The holder of the convertible debentures may take the interest in either cash or common stock of the Company. The debentures are convertible into common stock at the option of the holder. The conversion price is the lower of (a) $8.70 per share, or (b) 85% of the average closing bid price for the Company's common stock for any five of the past 20 trading days ending immediately before the conversion. At the time the Company entered into this agreement, the debentures were available for conversion at $6.16 per share. Under the accounting rule known as Emerging Issues Task Force (EITF) Topic D-60, this beneficial conversion feature increases the effective interest rate of the debenture, and as a result, $441,176 has been charged to interest expense. In connection with the placement of this convertible debenture, the Company issued 185,548 shares of common stock and paid approximately $268,800 in fees to consultants and placement agents, which resulted in additional costs recognized of approximately $1,491,600.

    In October 1999, the debenture holder converted $750,000 of the principal of the debenture into 152,260 shares of the Company's common stock. Interest expense associated with the conversion was approximately $1,300 and was paid by the issuance of shares of common stock.

    In October 1999, the Company accrued a $45,000 penalty due to the debenture holder. Such penalty was the result of the Company not filing an active registration statement within 120 days of the debenture issue date per the terms of the Securities Purchase Agreement dated May 6, 1999. This amount is included in accounts payable at December 31, 1999, and it was paid in January 2000 by the issuance of 21,019 shares of common stock.

    Subsequent to December 31, 1999 an additional $613,995 of the principal of the debenture was converted by the debenture holder into 372,223 shares of Company common stock.

NOTE 6 - INCOME TAXES

    A summary of income taxes for the years ended December 31, are as follows:

                                                           1999        1998
                                                      -----------  ----------
           Currently payable:
              Federal                                 $        --  $       --
              State                                            --          --
           Deferred tax benefit                         1,220,180     112,220
                                                      -----------  ----------
                     Income tax benefit                 1,220,180     112,220

           Valuation allowance                         (1,220,180)   (112,220)
                                                      -----------  ----------
                      Net income tax provision        $        --  $       --
                                                      ===========  ==========

    Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to net deferred income tax assets at December 31, 1999 and 1998 relate to the following:

                                                         1999         1998
                                                     -----------   ----------

         Net operating loss carryforward             $ 1,030,740   $  111,040
         Restricted stock awards                          19,900        3,620
         Financing costs                                 284,200           --
         Valuation allowance                          (1,334,840)    (114,660)
                                                     -----------   ----------
                    Net deferred income tax asset    $        --   $       --
                                                     ===========   ==========

    There are no significant deferred tax liabilities. The Company has used a combined estimated federal and state tax rate of approximately 35% for all deferred tax computations. The tax benefit prior to the allowance differs from the Federal statutory rate of 34% because of non-deductible expenses (primarily resulting from the goodwill amortization and impairment charges) and the effect of state income taxes.

    The Company has recorded a valuation allowance in accordance with the provisions of SFAS No. 109 to reflect the estimated amount of deferred tax assets that may not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation future taxable income during the periods in which temporary differences and/or carryforward losses become deductible.

    The Company has available tax net operating loss carryovers ("NOLs") as of December 31, 1999 of approximately $2,940,000. The NOLs will begin to expire in the year 2012. Certain provisions of the tax law may limit the net operating loss carryforwards available for use in any given year in the event of a significant change in ownership interest. There have already been significant changes in stock ownership; however, management believes that an ownership change has not yet occurred which would cause the net operating loss carryover to be significantly limited.

NOTE 7 - RELATED PARTY TRANSACTIONS

NOTES RECEIVABLE

    Two shareholders of the Company (the former owners of Capital Funding) each owe the Company $50,000 under promissory notes dated December 31, 1997. These notes bear interest at 6% per annum and the interest is payable annually on December 31st. These notes are due on January 1, 2004. The interest due at December 31, 1998 and 1999 has not been paid. The total of principal and interest is $112,000 at December 31, 1999 and $106,000 at December 31, 1998. The fair value of these notes is not subject to reasonable estimation due to their related party nature.

FEES FOR SERVICE

    A shareholder of AMSE formerly acted as financial advisor to the Company. In connection with his services, the shareholder received fees consisting of $250,000 in cash and 170,600 shares of common stock which were issued pursuant to the placement of the convertible debentures (see Note 5). The shareholder also received fees consisting of $74,000 in cash and 16,000 shares of common stock were issued pursuant to the acquisition of Capital Funding, and $93,000 in cash pursuant to the acquisition of Jupiter. As of December 31, 1999, an additional $25,000 has been accrued to this shareholder pursuant to the Jupiter acquisition. During 1998 this shareholder received fees consisting of cash of $60,000 and 66,667 shares of restricted AMSE stock [which were issued pursuant to the Dow acquisition (see Note 8)].

OTHER

    During 1999, the Company's president purchased a vehicle for $5,000, which was approximately net book value at the time of sale. At December 31, 1999, the Company's president owed the Company approximately $20,700 (including accrued interest) under notes bearing interest at 5%. At December 31, 1998, the Company's President owed the Company $22,500 under notes bearing interest at 5%. The note outstanding at December 31, 1998 was repaid on January 28, 1999.

    A shareholder received fees for services during 1999 consisting of 5,200 shares valued at $17,550 for investment services.

NOTE 8 - ACQUISITION ACTIVITIES

DOW GUARANTEE

    The acquisition of Dow was completed on July 31, 1998 and was accounted for as a purchase. Identified tangible assets and liabilities were recorded at their estimated fair market values and the excess of the total cost over the net fair values of identified assets and liabilities was recorded as goodwill. The purchase price for these assets totaled $3,782,757, with 550,000 shares of common stock of the Company being issued to the sellers (valued at $3,437,500), costs of $171,111 (including 66,667 shares issued to the Company's investment banker), and assumed liabilities of $174,146. The cost of the acquisition was allocated to tangible assets and goodwill totaling $363,303 and $3,419,454, respectively. As a result, Dow became a wholly owned subsidiary of AMSE on this date. The financial statements of the Company include the operating results of the acquired entity since the date of acquisition. The acquisition agreement with Dow also contains an agreement value guarantee; see Note 9.

CAPITAL FUNDING

    On January 29, 1999, AMSE completed the acquisition of Capital Funding in a tax-free stock exchange. Management of AMSE placed a value of $1,551,648 on the 221,664 shares of common stock issued to the shareholders of Capital Funding, a valuation that was based on the common stock's trading level during the time the acquisition was completed. In addition to the shares of stock issued AMSE also paid $300,000 in cash to the sellers, incurred costs of approximately $163,800 (including 16,000 shares issued to AMSE's investment banker) and assumed liabilities of approximately $120,000. The cost of the acquisition was allocated to the assets using the purchase accounting method approximately as follows:

     Depreciable tangible property and equipment           $    78,000
     Receivables and other current assets, net                 108,500
     Other assets                                               67,000
     Total liabilities                                        (160,000)
     Goodwill                                                1,922,000
                                                           -----------
               Total                                       $ 2,015,500
                                                           ===========

    As a result, Capital Funding became a wholly owned subsidiary of AMSE on this date. The financial statements of the Company include the operating results of the acquired entity since the date of acquisition. The acquisition agreement with Capital Funding also contains an aggregate value guarantee; see Note 9.

JUPITER

    On August 18, 1999, AMSE completed the acquisition of Jupiter in a tax-free stock exchange. Management of AMSE placed a value of $2,500,000 on the 360,750 shares of common stock issued to the shareholders of Jupiter, a valuation that was based on the common stock's trading level during the time the acquisition was completed. In addition to the shares of stock issued AMSE also paid $500,000 in cash to the sellers, incurred costs of approximately $151,300 and assumed liabilities of approximately $349,300. The cost of the acquisition was allocated to the assets using the purchase accounting method approximately as follows:

       Depreciable tangible property and equipment         $   125,100
       Receivables and other current assets, net                82,790
       Other assets                                             12,000
       Total liabilities                                      (349,300)
       Goodwill                                              3,280,710
                                                           -----------
                 Total                                     $ 3,151,300
                                                           ===========

    As a result, Jupiter became a wholly owned subsidiary of AMSE on this date. The financial statements of the Company include the operating results of the acquired entity since the date of acquisition. The acquisition agreement with Jupiter also contains an aggregate value guarantee; see Note 9.

MERGER OF CAPITAL FUNDING INTO JUPITER

    On September 30, 1999, AMSE, pursuant to a merger agreement, transferred its ownership interest in Capital Funding to Jupiter and Jupiter became the sole surviving entity. Since no change in the ultimate ownership of the merged entities occurred, this transfer was recorded at historical cost in a manner similar to a pooling of interests.

OTHER ACTIVITIES

    On October 8, 1999, the Company entered into a stock purchase agreement with Senior Income Reverse Mortgage Corporation ("Senior Income") under which AMSE will purchase all of the issued and outstanding shares of capital stock of Senior Income. As of March 31, 2000, the closing of this transaction is pending.

    On February 3, 2000, the Company entered into a stock purchase agreement with Pinnacle Financial Corporation ("Pinnacle") under which AMSE will purchase all of the issued and outstanding shares of capital stock of Pinnacle. As of March 31, 2000, the closing of this transaction is pending and this agreement has expired on March 31, 2000. An extension to June 30, 2000 has been proposed.

PRO FORMA FINANCIAL INFORMATION

    The following pro forma summary presents the results of operations as if the Capital Funding and Jupiter acquisitions had occurred at January 1, 1999, after giving effect to certain adjustments, including amortization of goodwill. These pro forma results have been prepared for illustrative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made as of those dates, or results of which may occur in the future.

                                                      1999 CONSOLIDATED                      1998 CONSOLIDATED
                                                    PRO FORMA (12 MONTHS)                  PRO FORMA (12 MONTHS)
                                             AMSE, CAPITAL FUNDING, AND JUPITER   AMSE,DOW,CAPITAL FUNDING AND JUPITER
                                             ----------------------------------   ------------------------------------
                                                         (Unaudited)                            (Unaudited)

            Revenues                                    $  6,554,000                           $ 7,460,904
            Goodwill and impairment charges               (3,626,000)                             (431,098)
            Other expenses                               (10,535,000)                           (7,508,040)
                                                        ------------                           -----------
                      Loss from operations                (7,607,000)                             (478,234)
            Interest expense, net                           (519,000)                              (22,877)
                                                        ------------                           -----------
                      Net loss                          $ (8,126,000)                          $  (501,111)
                                                        ============                           ===========

NOTE 9 - STOCKHOLDERS' EQUITY

COMMON STOCK

    The Company has authorized 25,000,000 shares of $0.001 par value Common Stock (the "Common Stock"). The holders of the Common Stock are entitled to one vote per share and have non-cumulative voting rights. The holders are also entitled to receive dividends when, as, and if declared by the Board of Directors. Additionally, the holders of the Common Stock do not have any preemptive right to subscribe for, or purchase, any shares of any class of stock.

PREFERRED STOCK

    On March 23, 1999, the Company amended its Articles of Incorporation to authorize up to 10,000,000 shares of $0.001 par value Preferred Stock (the "Preferred Stock"). The shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares in each series, the designation thereof and the related rights, preferences and limitations of each series. Specifically the Board of Directors is authorized to fix with respect to each series (a) the dividend rate; (b) redeemable features, if any; (c) rights upon liquidation; (d) whether or not the shares of such series shall be subject to a purchase, retirement or sinking fund provision; (e) whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class and, if so, the rate of conversion or exchange; (f) restrictions, if any, upon the payment of dividends on common stock; (g) restrictions, if any, upon the creation of indebtedness;
(h) voting powers, if any, of the shares of each series; and (i) such other rights, preferences and limitations as shall not be inconsistent with the laws of the State of Florida. As of March 31, 2000, no preferred stock has been issued.

RECONCILIATION OF SHARES ISSUED

    During 1998, the Company issued 1,531,867 shares of its common stock. During 1998 certain accredited investors purchased 140,800 shares for $231,500 in cash (before expenses) and 66,667 shares were issued to the Company's investment banker pursuant to the Dow acquisition, in which 550,000 shares were issued to the sellers. There were 700,000 common stock purchase warrants issued pursuant to the Company's private placement in 1997 and each of these were exchanged during 1998. The warrants were exchanged in 1998 with proceeds to the Company, before expenses, of $700,000. Also during 1998 a total 74,400 restricted shares of the Company's common stock were granted to certain employees. The market value of shares issued was $74,400. This amount was recorded as unearned compensation - restricted stock and is shown as a separate component of stockholders equity.

    During 1999, the Company issued 1,791,395 shares of common stock. The issuance and the effect on certain capital accounts are as follows:


                                                                                               ADDITIONAL
                                                               NUMBER            $0.001          PAID-IN
                                                              OF SHARES  PRICE  PAR VALUE        CAPITAL          TOTAL
                                                              ---------  -----  ---------        -------          -----
   Balances as of December 31, 1998                           5,898,867       $      5,899  $      4,584,932  $  4,590,831
                                                              ---------       ------------  ----------------  ------------
   Unrestricted stock:
      Issued for services                                       16,000   2.50           16            39,984        40,000
      Issued for cash                                          234,000   1.00          234           233,766       234,000
      Issued for cash                                           50,000   1.00           50            49,950        50,000
                                                              --------        ------------  ----------------  ------------
             Total unrestricted stock                          300,000                 300           323,700       324,000
                                                              --------        ------------  ----------------  ------------

   Restricted stock:
      Acquisition of Capital Funding                           221,664   7.00          222         1,551,426     1,551,648
      Conversion of debentures                                  52,940  4.611           53           244,052       244,105
      Conversion of debentures                                  52,966  4.610           53           244,120       244,173
      Conversion of debentures                                  46,354  5.675           46           263,012       263,058
      Awards to employees                                      151,300   1.00          151           151,149       151,300
      Debenture fees                                           185,500   6.53          185         1,211,443     1,211,628
      Acquisition of Jupiter                                   360,750   6.93          361         2,499,639     2,500,000
      Issued for cash                                          160,900   1.00          161           160,739       160,900
      Issued for cash                                           77,000   2.00           77           153,923       154,000
      Issued for cash                                          176,821  3.375          177           596,590       596,767
      Issued for services                                        5,200  3.375            5            17,545        17,550
                                                             ---------        ------------  ----------------  ------------
             Total restricted stock                          1,491,395               1,491         7,093,638     7,095,129
                                                             ---------        ------------  ----------------  ------------
    Total shares issued in 1999                              1,791,395               1,791         7,417,338     7,419,129
                                                             ---------        ------------  ----------------  ------------

   Other increases to additional
      paid-in capital                                                                   --           496,283       496,283
                                                                              ------------  ----------------  ------------
   Balances as of December 31, 1999                          7,690,262        $      7,690  $     12,498,553  $ 12,506,243
                                                             =========        ============= ================= ============


CONTINGENT STOCK ISSUES

DOW GUARANTEE

    In conjunction with the acquisition of Dow in July 1998, the Company agreed to an aggregate value guarantee for the 550,000 shares of the Company's common stock issued in that transaction. If, at such time a registration statement has been declared effective by the U.S. Securities and Exchange Commission (the initial measurement date) and the value of the shares at that date is not at least $2,750,000, then the Company shall issue additional shares of its common stock so that the total shares received by the former Dow shareholders multiplied by the then fair market value (as defined) equals $2,750,000. There is also an additional measurement date if an underwriter of a public offering of the Company's stock imposes a lock-up on the stock issued to the former Dow shareholders; this date is one year after the expiration of the lock-up period, and the adjustment formula is similar to the initial formula. As of March 31, 2000, no shares are due to the former shareholders of Dow, as the event to trigger the initial measurement date has not occurred.

CAPITAL FUNDING

    In conjunction with the acquisition of Capital Funding on January 29, 1999, the Company agreed to an aggregate value guarantee for the 221,664 shares of the Company's common stock issued in that transaction. If the value of the shares issued in the acquisition are not at least $6.42 per share on January 29, 2000, the Company must issue additional shares so that the total shares received multiplied by the then market value (as defined) equals this guaranteed amount. As of January 29, 2000, the first year anniversary of this transaction the value of the shares issued in the acquisition were less than $6.42 per share. The maximum shares issuable pursuant to this provision, as of the January 29, 2000 measurement date, is 489,878 shares. The Company is currently in negotiations with the former Capital Funding shareholders regarding this matter and others, and as of March 31, 2000, a final resolution has not been made.

JUPITER MORTGAGE

    In conjunction with the acquisition of Jupiter on August 18, 1999, the Company agreed to an aggregate value guarantee for the 360,750 shares of the Company's common stock issued in that transaction. If the value of the shares issued in the acquisition are not at least $7.00 per share at the first anniversary of the transaction, i.e. August 2000, the Company must issue additional shares so that the total shares received multiplied by the then market value (as defined) equals this guaranteed amount. As of March 31, 2000, no shares are due to the former shareholders of Jupiter, as the anniversary date has not occurred.

VISTRA GROWTH PARTNERS, INC.

    In February 2000, AMSE entered into a termination agreement with its former financial advisor, Vistra Growth Partners, Inc; and Louis Weltman. The number of shares potentially to be issued was determined based on Vistra's efforts and services prior to the termination and were to be earned upon the closing of certain open matters. Management believes that it is probable that some or all of these shares may not be issued. If all the events as defined in the termination agreement were to be concluded as contemplated and the former financial advisor were to comply with other material aspects of the agreement the Company could issue up to 1,092,857 shares. All such shares would be restricted and subject to conditions regarding voting rights and re-sale. Since February 2000 certain of the trigger events have undergone changes in both structure and certainty. Therefore, management now believes that the number of shares ultimately issued could be substantially less than named in the document.

STOCK PURCHASE AGREEMENT, DEBENTURES, AND WARRANTS

    As described in Note 5, the Company entered into a Securities Purchase Agreement, pursuant to which the Company issued $2,500,000 of 3% convertible debentures, which are due on May 6, 2002, and common stock purchase warrants for 34,383 shares at $8.70 per share, which expire on May 31, 2004. Warrants were also issued to placement agents involved in this transaction in the aggregate of 17,241 warrants with an exercise price of $8.70 and an expiration date of May 31, 2004. The Securities Purchase Agreement, among other terms, allows the Company to require the buyer to purchase additional convertible debentures up to $7,500,000, as long as AMSE's stock price remains above $ 5.75 per share. The holder of the debentures may take the interest in either cash or Company common stock. The debentures are convertible into common stock at the option of the holder. The conversion price is the lower of (a) $8.70 per share, or (b) 85% of the average closing bid price for the common stock for five of the past 20 trading days ending immediately before the conversion. In connection with the placement of this convertible debenture, the Company issued 185,548 shares of common stock and paid $268,800 in fees to consultants and placement agents, which resulted in additional costs recognized of approximately $1,491,600.

    In October 1999, the debenture holder converted $750,000 of the principal of the debenture into 152,260 shares of the Company's common stock. Interest expense associated with the conversion was approximately $1,300 and was paid by the issuance of shares of common stock.

    Subsequent to December 31, 1999, an additional $613,995 of the principal of the debenture was converted by the debenture holder into 372,223 shares of the Company common stock.

RESTRICTED STOCK AWARDS

    During 1999, a total of 151,300 restricted shares of the Company's common stock were granted to certain employees with a market value of $151,300. This amount was recorded as unearned compensation, restricted stock and is shown as a separate component of stockholders' equity. Unearned compensation is being amortized to expense over the three-year vesting period and, net of forfeitures, amounted to $46,486 in 1999.

STOCK OPTION PLAN

    On March 15, 1999, the shareholders of the Company approved the adoption of a stock option plan. The plan calls for a maximum of 2,000,000 incentive stock options and 500,000 non-qualified stock options to be issued, at the discretion of the Board of Directors, over the next ten years. As of March 31, 2000, no options have been granted.

    Terms of the options, when issued, are as follows: (a) for non-qualified options, the term of the option may not exceed ten years, the options may be granted to any eligible person with the remaining terms to be determined by the designated Board Committee; and (b) for incentive options, the term of the option may not exceed ten years, the exercise price may not be less than the fair market value of the optioned share on the date of grant, the option may contain vesting provisions, and the option may contain other terms to be determined by the designated Board Committee.

    When options are granted under this plan, the Company will account for such options under SFAS No. 123 which requires entities that account for awards of stock-based compensation to employees in accordance with APB 25 to present pro forma disclosures of results of operations and earnings per share. This pro forma disclosure presents the results of operations as if compensation cost was measured at the date of grant based on the fair value of the award. The fair value for options will be estimated, at the date of grant, using a Black-Scholes option pricing model. The Black-Scholes option pricing model uses the following weighted-average assumptions, (a) a risk-free interest rate, (b) a dividend yield, (c) a volatility factor of the expected market price of the Company's common stock and (d) the weighted-average expected life of the options. The

Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

    The Company leases office space in various locations as well as certain office equipment and a vehicle. Future minimum lease payments subsequent to December 31, 1999 under these operating leases are as follows: $329,632 in 2000, $286,991 in 2001, $179,112 in 2002, $138,026 in 2003 and $92,004 in 2004. Rent
expense for the years ended December 31, 1999 and 1998 $415,224 and $60,841, respectively.

LITIGATION

    From time to time, the Company is exposed to claims, regulatory, and legal actions in the normal course of business, some of which are initiated by the Company. At December 31, 1999, management believes that any such outstanding issues will be resolved without significantly impairing the financial condition of the Company.

    In December 1998, the Company advanced $250,000 to a then potential acquisition target pursuant to a promissory note. The note is secured by 263,445 unrestricted and 2,148,500 restricted shares of the target's stock, which have an aggregate value of approximately $361,000 at December 31, 1999. The note is non-interest bearing and presently has no due date. The Company has commenced litigation to collect the note. This note is recorded as other assets on the accompanying balance sheet at December 31, 1999 and 1998.

PRIVATE PLACEMENT OFFERING

    On October 8, 1999, the Company engaged a placement agent in connection with a private placement offering of up to $50 million of debt and equity securities (the "Offering"). For the year ended December 31, 1999 the Company has expended approximately $40,000 in connection with the Offering. The terms of Offering are as follows: (a) a placement fee equal to 10% of the gross capital raised, (b) warrants to purchase up to 10% of the number of shares or securities sold with an exercise price equal to 120% of the price paid by investors, (c) payment of miscellaneous expenses equal to 2% of the Offering amount and (d) a termination fee equal to $100,000 if the Company terminates the agreement within six months from the above date. If the Offering is not completed within the first six month period the agreement will automatically renew for a successive period of six months unless either party terminates the agreement.

NOTE 11 - NET LOSS PER COMMON SHARE

    For the years ended December 31, 1999 and 1998, basic and diluted weighted average common shares include only common shares outstanding. The inclusion of common share equivalents would be anti-dilutive and, as such, they are not included. However, the common stock equivalents, if converted, would have increased common shares outstanding at December 31, 1999 by 869,123 shares. There were no common stock equivalents at December 31, 1998.

    A reconciliation of the number of common shares shown as outstanding in the consolidated financial statements with the number of shares used in the computation of weighted average common shares outstanding is shown below:

                                                                   1999          1998
                                                                ---------     ----------
      Common shares outstanding at December 31, 1999 and 1998   7,690,262     5,898,867
      Effect of weighting                                        (781,017)   (1,049,620)
                                                                ---------     ---------
                Weighted average common shares outstanding      6,909,245     4,849,247
                                                                =========     =========


           AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)

================================================================================

                                                                      30-Sep-00     31-Dec-99
                                                                      ---------     ---------
                                                                     (Unaudited)
                              ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                        $     54,752  $    402,373
   Brokerage fees receivable                                             182,522       214,604
   Employee advances                                                     170,697       175,714
   Mortgage loans held for sale                                        2,709,302     2,389,162
   Due from shareholder                                                       --        20,734
   Prepaid expenses                                                      151,030        56,851
   Other current assets                                                       --        72,302
                                                                    ------------  ------------
         TOTAL CURRENT ASSETS                                          3,268,303     3,331,740
                                                                    ------------  ------------

PROPERTY AND EQUIPMENT, net                                              387,746       442,897
                                                                    ------------  ------------
OTHER ASSETS
   Goodwill, net                                                       4,903,425     5,096,841
   Due from related parties                                              112,000       112,000
   Notes receivable                                                      250,000       250,000
   Other assets                                                           83,759       561,536
                                                                    ------------  ------------
         TOTAL OTHER ASSETS                                            5,349,184     6,020,377
                                                                    ------------  ------------
         TOTAL                                                      $  9,005,233  $  9,795,014
                                                                    ============  ============

               LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of long-term debt and capital lease
      obligation                                                    $     17,488  $     24,934
   Lines of credit                                                       473,104       366,298
   Warehouse lines of credit                                           2,683,594     2,639,192
   Accounts payable                                                      641,527       394,752
   Accrued liabilities                                                   262,327       418,634
   Other current liabilities                                                  --        29,291
                                                                    ------------  ------------
         TOTAL CURRENT LIABILITIES                                     4,078,040     3,873,101

CAPITAL LEASE OBLIGATIONS, less current portion                           49,822        56,834
                                                                    ------------  ------------
LONG-TERM DEBT, convertible debentures                                 1,153,045     1,750,000
                                                                    ------------  ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Preferred stock, $0.001 par value; 10,000,000 shares
     authorized, zero shares issued and outstanding                           --            --
   Common stock, $0.001 par value; 25,000,000 shares
     authorized, shares issued and outstanding, 9,664,391
     at September 30, 2000 and 7,690,262 at December 31, 1999              9,462         7,690
   Additional paid-in capital                                         13,182,722    12,498,553
   Retained earnings (deficit)                                        (9,362,693)   (8,219,283)
   Unearned compensation - restricted stock                             (105,165)     (171,881)
                                                                    ------------  ------------
         TOTAL STOCKHOLDERS' EQUITY                                    3,724,326     4,115,079
                                                                    ------------  ------------
         TOTAL                                                      $  9,005,233  $  9,795,014
                                                                    ============  ============

                       See notes to financial statements.

           AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
================================================================================

                                                                THREE MONTHS                         NINE MONTHS
                                                            ENDED SEPTEMBER 30,                   ENDED SEPTEMBER 30,
                                                        ---------------------------         ----------------------------
                                                           2000              1999              2000              1999
                                                        ----------       ----------         -----------       ----------
       REVENUES                                          $1,512,581      $1,013,321         $ 4,915,781        $2,984,009
                                                         ----------      ----------         -----------        ----------

       EXPENSES:
          Payroll and related expenses                    1,130,873       1,018,250           3,649,222         2,349,668
          Administrative, processing, and occupancy         633,377         506,819           2,484,074         1,481,452
          Debenture Financing costs                                                                             1,491,628
          Goodwill amortization                              64,472          56,478             193,416         2,540,851
                                                         ----------      ----------         -----------        ----------
                TOTAL EXPENSES                            1,828,722       1,581,547           6,326,712         7,863,599
                                                         ----------      ----------         -----------        ----------
                LOSS FROM OPERATIONS                       (316,141)       (568,226)         (1,410,931)       (4,879,590)
                                                         ----------      ----------         -----------        ----------

       OTHER
          Interest income                                    (3,559)             --              (7,160)               --
          Interest expense                                   22,082           9,669              64,067           470,151
                                                         ----------      ----------         -----------        ----------
                TOTAL OTHER, NET                             18,523           9,669              56,907           470,151
                                                         ----------      ----------         -----------        ----------
                LOSS BEFORE INCOME TAXES                   (334,664)       (577,895)         (1,467,838)       (5,349,741)

       PROVISION FOR INCOME TAXES                                --              --                  --                --
                                                         ----------      ----------         -----------        ----------
                NET LOSS                                 $ (334,664)     $ (577,895)        $(1,467,838)      $(5,349,741)
                                                         ==========      ==========         ===========        ==========

       LOSS PER SHARE:
          Basic                                         $    (0.037)     $   (0.082)        $    (0.164)      $    (0.795)
                                                        ===========      ==========         ===========       ===========
          Diluted                                       $    (0.037)     $   (0.082)        $    (0.164)      $    (0.795)
                                                        ===========      ==========         ===========       ===========
          Weighted average common shares outstanding      9,110,208       7,089,510           8,974,352         6,729,597
                                                        ===========      ==========         ===========       ===========

                       See notes to financial statements.

           AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
================================================================================

                                                                            NINE MONTHS
                                                                         ENDED SEPTEMBER 30,
                                                                   ----------------------------
                                                                        2000            1999
                                                                   ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                        $ (1,467,837)   $ (5,349,731)
   Adjustments to reconcile net loss to net cash
    used in operating activities:
      Depreciation and amortization                                     258,820       2,596,633
      Common stock issued for services                                  202,244
      Common stock issued for deposits                                   25,000
      Non cash interest expense and other costs -
        convertible debentures                                                        1,932,804
      Recognition of resticted stock earned                                              38,280
      Changes in certain assets and liabilities:
         Brokerage fee receivable                                        31,604         (79,337)
         Employee advances                                                6,940        (111,848)
         Prepaid expenses                                               (72,155)       (111,430)
         Other current assets and liabilities, net                       68,709              --
         Accounts payable                                               348,591         316,678
         Accrued liabilities                                           (169,802)             --
                                                                   ------------    ------------
         NET CASH USED IN OPERATING ACTIVITIES                         (767,886)       (767,951)
                                                                   ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase/Sale of property and equipment                               (6,024)       (213,327)
   Acquisition expenditures, net of cash acquired                       460,219      (1,103,924)
   Increase in mortgage loans                                        (1,238,885)             --
   Changes in other assets                                                   --        (726,180)
                                                                   ------------    ------------
         NET CASH USED IN INVESTING ACTIVITIES                         (784,690)     (2,043,431)
                                                                   ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock, net                          187,292         598,948
   Other capital contributions                                             (807)             --
   Net Borrowings under lines of credit                                 987,637              --
   Borrowing on capital lease obligations                                    --
   Due from shareholder                                                  20,734          22,618
   Change in long-term debt                                              10,099       2,611,608
                                                                   ------------    ------------
         NET CASH PROVIDED BY FINANCING ACTIVITIES                    1,204,995       3,233,174
                                                                   ------------    ------------

         NET INCREASE IN CASH AND CASH EQUIVALENTS                     (347,621)        421,792

CASH AND CASH EQUIVALENTS, beginning of period                          402,373         195,728
                                                                   ------------    ------------

CASH AND CASH EQUIVALENTS, end of period                           $     54,752    $    617,520
                                                                   ============    ============

                       See notes to financial statements.

           AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

================================================================================

(continued)
                                                                Nine Months
                                                            Ended September 30,
                                                           ---------------------
                                                             2000         1999
                                                           --------     --------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Interest paid in cash during the period                $ 13,117     $ 48,601
                                                           ========     ========
    Income taxes paid in cash during the period            $     --     $     --
                                                           ========     ========


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

    During January and February 2000, the holder of the convertible debenture bond converted $676,001 of the principal, penalty and accrued interest into 398,497 shares of common stock (see Note 4).

    During the first Quarter 2000, the Company recognized $20,466 of expense related to the vesting of restriced stock issued to employees.

    During the first Quarter 2000, the Company issued 541,950 shares valued at $135,488 for services.

    The Company issued 100,000 shares valued at $25,000, as a deposit on an acquisition candidate.

    During the second Quarter 2000, the Company issued 157,266 shares valued at $28,845 for services.

    During the third Quarter 2000, the Company issued 507,097 shares valued at $142,596 for services. In the fourth quarter 258,065 shares associated with the above were cancelled effectively reducing the share value to $70,028.

           AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARIES

         PROFORMA CONSOLIDATED STATEMENT OF OPERATIONS INCLUDING JUPITER
               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999

================================================================================

                                                                 1/01/99 to  1/01/99 to
                                                     Historic      1/31/99     8/18/99                         Proforma
                                                       AMSE        CFSF(1)     Jupiter     Adjustments       Consolidated
                                                     --------    ----------  ----------    -----------       ------------
        REVENUES                                    2,984,009      58,469    1,771,773                        4,814,251

        EXPENSES:
           Payroll and related expenses             2,349,668      58,089    1,103,902                        3,511,659
           Administrative, processing, and
             occupancy                              1,481,452      37,191      822,308                        2,340,951

           Debenture Costs                          1,491,628                                                 1,491,628

           Goodwill amortization                    2,540,851                                172,047 (a)      2,712,898

        TOTAL EXPENSES                              7,863,599      95,280    1,926,210       172,047         10,057,136

        LOSS FROM OPERATIONS                       (4,879,590)    (36,811)    (154,437)     (172,047)        (5,242,885)

           Interest expense net                       470,151                                                   470,151

        PROFIT (LOSS) BEFORE INCOME TAXES          (5,349,741)    (36,811)    (154,437)     (172,047)        (5,713,036)

        PROVISION FOR INCOME TAXES

        NET PROFIT (LOSS)                          (5,349,741)    (36,811)    (154,437)     (172,047)        (5,713,036)

-----------
(a) To annualize goodwill as if this acquisition took place on January 1, 1999.
(1) Capital Funding of South Florida, Inc. (CFSF)

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


INTRODUCTORY STATEMENT

    The Private Securities Litigation Reform Act provides a "safe harbor" for forward-looking statements. Certain statements included in this Form 10-QSB are forward looking and are based on the Company's current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ significantly from results expressed or implied in any forward-looking statements made by, or on behalf of, the Company. The Company assumes no obligation to update any forward-looking statements contained herein or that may be made from time to time by, or on behalf of, the Company.

RESULTS OF OPERATIONS

    Revenues for the three-month period ending September 30, 2000 increased by 49% to $1,516,140, up from $1,013,321 for the three-month period ending September 30, 1999. This growth in revenues is primarily attributable to the contribution of the Jupiter Mortgage Corporation ("Jupiter") subsidiary, which was acquired by the Company in August 1999 and whose results were only partially included in the Company's 3rd quarter 1999 results. Revenues for the nine-month period ending September 30, 2000 increased by 64% to $4,922,941, up from $2,989,009 for the nine-month period ending September 30, 1999. Jupiter Mortgage Corporation was the primary factor for this increase. Revenues for Jupiter Mortgage Corporation for the nine-months ended September 30, 2000 increased by 63% to $3,480,263 up from $2,129,867 for the nine-month period ending September 30, 1999. See the Pro-forma financial statements including Jupiter, presented on page 7 herein for the nine months ended September 30, 1999.

    Total Expenses for the three-month period ended September 30, 2000 compared to the three-month period ended September 30, 1999 increased to $1,828,722 from $1,581,547. This increase in expenses is partially attributable to the inclusion of the Jupiter subsidiary, which was a part of the Company from mid August through September during the third quarter of 1999. Total expenses for the nine-month period ended September 30, 2000 compared to the nine-month period ended September 30, 1999 decreased to $6,326,712 from $7,863,599. Jupiter Mortgage Corporation was the primary factor for increasing total expenses, as it was not a part of the Company's 1999 results. Overall the total expenses decreased due to a one-time impairment adjustment for approximately 2.3 million related to the purchase of Dow Mortgage, which is reflected in the Company's 1999 results. In addition the Company, pursuant to terms of those certain acquisition agreements with Senior Income Reverse Mortgage Corporation and Pinnacle Financial Corporation, wrote down the acquisition costs and deposits related thereto, as these acquisitions were not consummated and the agreements terminated pursuant to their terms. These costs were approximately $591,000.

    Total other expenses for the three-month period ended September 30, 2000, compared to the three-month period ended September 30, 1999 increased to $22,082 from $9,669. This increase is due to an increase in interest expense. Total other expenses for the nine-month period ended September 30, 2000 compared to the nine-month period ended September 30, 1999 decreased to $64,067 from $470,151. This is attributable to the interest expense of the convertible benefit of the debentures in the amount of $441,176.

    In summary, for the 3rd quarter 2000, the Company's loss was reduced from $577,226 in 1999 (8.2 cents per share) to 334,664 in 2000 (3.7 cents per share).
This reduction represents an improvement of $242,562 or 43%.

    In summary, for the year to date 2000 (through 9/30/2000) the Company's loss was reduced from $5,349,741 in 1999 (79.5 cents per share) to $1,467,838 in 2000
(16.4 cents per share). This reduction represents an improvement of $3,881,903 or 72%.

LIQUIDITY AND CAPITAL RESOURCES

    The Company is currently managing the payment of our current liabilities and obligations on a monthly basis as cash becomes available. Although no assurances can be made for future periods, based on our September results and the results in general from the third quarter 2000, the Company believes that it is now cash flow neutral. During the second quarter, the Company paid off several outstanding lines of credit, retiring $210,000 in short term debt. The Company executed a secured convertible demand promissory note with a third party, which retired the above-mentioned lines of credit and provided the Company with additional working capital. The Company also funded certain types of loans through such third party's mortgage subsidiary.

    The Company issued $2,500,000 of convertible debentures in May 1999. Each debenture is convertible into common stock. The number of shares of common stock that may be issued upon conversion of the debentures depends upon the market price of our common stock at the time of the conversion. At September 30, 2000, only 1,153,045 of the original 2,500,000 have not been converted into common stock. Based upon the recent price of common stock of approximately $0.45, if the debentures were converted into common stock, the Company would issue 2,562,322 shares of common stock. Subject to certain criteria regarding trading price and activity of the Company's common stock, the Company may issue up to $7,500,000 of additional convertible debentures. These criteria are not currently met. During 1999, the Company also issued warrants to purchase 34,483 shares of our common stock to the purchaser of the debentures and will issue more warrants in the event of the sale of additional debentures. The material risk associated with this type of debenture is that the Company's recent historically low stock price could have a significant dilutive effect upon future conversions of the principle amount of the debenture. In May 2000 the Company refused the debenture holder's request to convert $75,000 of debentures into approximately 400,000 shares of common stock. As a result, the debenture holder accelerated the due date of the outstanding debentures and filed suit for damages, which the Company intends to vigorously defend. See "Part II, Item 1. Legal Proceedings." As a result it is unlikely that further debentures will be issued.

                               DOW GUARANTEE CORP.

                              FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                       AND
                          INDEPENDENT AUDITORS' REPORT

                               DOW GUARANTEE CORP.

                                TABLE OF CONTENTS

                                                                PAGE
                                                                ----

INDEPENDENT AUDITORS' REPORT                                    F-28

FINANCIAL STATEMENTS

           Balance Sheets                                       F-29

           Statements of Operations                             F-30

           Statement of Changes in Stockholders' Equity         F-31

           Statements of Cash Flows                             F-32

NOTES TO FINANCIAL STATEMENTS                                   F-33 - F-35

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Dow Guarantee Corp.

We have audited the accompanying balance sheets of Dow Guarantee Corp. (the "Company"), as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dow Guarantee Corp. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 1, on July 31, 1998, all of the outstanding shares of the Company were acquired by America's Senior Financial Services, Inc.

                                            /S/ AHEARN, JASCO + COMPANY, P.A.
                                            ---------------------------------
                                            AHEARN, JASCO + COMPANY, P.A.
                                            Certified Public Accountants

Pompano Beach, Florida
February 26, 1999

                               DOW GUARANTEE CORP.

                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                                                                           1998           1997
                                                                                   -------------------  ---------
                                              ASSETS

                  CURRENT ASSETS:
                     Cash and cash equivalents                                       $       90,808     $   185,767
                     Brokerage fees receivable                                               27,929          54,478
                     Employee advances                                                       60,778          33,120
                     Prepaid expenses and taxes                                              18,268           1,890
                                                                                     --------------     -----------
                              TOTAL CURRENT ASSETS                                          197,783         275,255

                  PROPERTY AND EQUIPMENT, net                                               116,602          39,113

                  GOODWILL, net                                                           3,348,215              --

                  DUE FROM PARENT                                                            24,080              --

                  OTHER ASSETS                                                               10,784           9,965
                                                                                     --------------     -----------

                              TOTAL                                                $      3,697,464     $   324,333
                                                                                   ================     ===========


                                          LIABILITIES AND STOCKHOLDERS' EQUITY

                  CURRENT LIABILITIES:
                     Accounts payable                                                $      106,259     $   126,974
                     Accrued compensation and related taxes                                  40,724          29,963
                                                                                     --------------     -----------

                              TOTAL CURRENT LIABILITIES                                     146,983         156,937
                                                                                     --------------     -----------

                  COMMITMENTS AND CONTINGENCIES

                  STOCKHOLDERS' EQUITY:
                     Common stock, no par value; 1,000,000 shares
                      authorized, 1,000,000 shares issued and outstanding                    90,462          90,462
                     Additional paid-in capital                                           3,593,149              --
                     Retained earnings (deficit)                                           (133,130)         76,934
                                                                                    ---------------     -----------
                              TOTAL STOCKHOLDERS' EQUITY                                  3,550,481         167,396
                                                                                   ----------------     -----------

                              TOTAL                                                $      3,697,464     $   324,333
                                                                                   ================     ===========

                       See notes to financial statements.

                               DOW GUARANTEE CORP.

                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                         1998         1997
                                                     -----------  ----------
REVENUES                                             $ 2,454,062  $2,599,574
                                                     -----------  ----------
EXPENSES:
   Payroll and related expenses                        1,560,504   1,742,832
   Administrative, processing, and occupancy             933,689     854,831
   Goodwill amortization                                  71,239          --
                                                     -----------  ----------
            TOTAL EXPENSES                             2,565,432   2,597,663
                                                     -----------  ----------

            INCOME (LOSS) BEFORE INCOME TAXES           (111,370)      1,911

PROVISION FOR INCOME TAXES                                    --         820
                                                     -----------  ----------

            NET INCOME (LOSS)                        $  (111,370) $    1,091
                                                     ===========  ==========

                       See notes to financial statements.

                               DOW GUARANTEE CORP

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                      COMMON               ADDITIONAL  RETAINED       TOTAL
                                       STOCK      COMMON     PAID-IN   EARNINGS   STOCKHOLDERS'
                                    # OF SHARES    STOCK     CAPITAL   (DEFICIT)     EQUITY
                                    -----------    -----     -------   ---------  --------------

  STOCKHOLDERS' EQUITY,
  January 1, 1997                  1,000,000    $90,462  $       --   $   75,843   $  166,305

  Net income for the year ended
   December 31, 1997                       --         --          --       1,091        1,091
                                    ---------    -------  ----------  ----------   ----------

  STOCKHOLDERS' EQUITY,
   December 31, 1997                1,000,000     90,462          --      76,934      167,396

  Recapitalization based on a
   July 31, 1998 acquisition of
   the shares of the Company (Note 1)      --         --   3,518,149     (98,694)   3,419,455

  Capital contributed by parent            --         --      75,000          --       75,000

  Net loss for the year ended
   December 31, 1998                       --         --          --    (111,370)    (111,370)
                                    ---------    -------  ----------  ----------   ----------
  STOCKHOLDERS' EQUITY,
   December 31, 1998                1,000,000    $90,462  $3,593,149  $ (133,130)  $3,550,481
                                    =========    =======  ==========  ==========   ==========


                       See notes to financial statements.

                               DOW GUARANTEE CORP

                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                      1998        1997
                                                                   ----------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                               $ (111,370) $   1,091
   Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
      Depreciation and amortization                                    97,648     25,483
      Changes in certain assets and liabilities:
         Brokerage fees receivable                                     26,549     (4,225)
         Employee advances                                            (27,658)    67,747
         Prepaid expenses and taxes                                   (16,378)    (1,407)
         Accounts payable, accrued compensation and other              (9,954)    19,270
                                                                   ----------  ---------

            NET CASH PROVIDED BY (USED IN)
             OPERATING ACTIVITIES                                     (41,163)   107,959
                                                                   ----------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Increase in other assets and due from parent                       (24,899)        --
   Acquisition of property and equipment                             (103,897)    (9,294)
                                                                   ----------  ---------
            NET CASH USED IN INVESTING ACTIVITIES                    (128,796)    (9,294)
                                                                   ----------  ---------
CASH FLOWS FROM FINANCING ACTIVITY - Capital
 contribution by parent                                                75,000         --
                                                                   ----------  ---------
            NET INCREASE (DECREASE) IN CASH
             AND CASH EQUIVALENTS                                     (94,959)    98,665

CASH AND CASH EQUIVALENTS, Beginning of year                          185,767     87,102
                                                                   ----------  ---------

CASH AND CASH EQUIVALENTS, End of year                             $   90,808  $ 185,767
                                                                   ==========  =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Interest paid in cash during the period                         $   16,094  $      --
                                                                   ==========  =========
   Income taxes paid in cash during the period                     $   10,000  $   3,294
                                                                   ==========  =========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

         On July 31, 1998, the Company recorded goodwill and additional paid-in capital and adjusted its assets and liabilities to fair value in connection with a purchase of the Company's stock.

                       See notes to financial statements.

                               DOW GUARANTEE CORP

                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       ORGANIZATION AND BASIS OF PRESENTATION

          Dow Guarantee Corp. (the "Company") was incorporated on March 20, 1985. The Company is a licensed mortgage lender in the State of Florida and is engaged in originating, processing, and funding mortgage loan applications.

          On July 31, 1998, the shareholders of the Company exchanged all of the issued and outstanding common stock of the Company to America's Senior Financial Services, Inc. ("AMSE") for 550,000 shares of AMSE common stock in a tax-free transaction. As a result, the Company became a wholly-owned subsidiary of AMSE on that date. In accordance with applicable accounting principles, this transaction has been recorded as a purchase of the Company by AMSE for financial reporting purposes. Management of AMSE has placed a value of $3,437,500 on the common stock of AMSE issued to the shareholders of the Company. This value was determined at a discount from the common stock's trading level during the time the transaction was completed, as the shares are restricted as to transfer. According to "push down" accounting rules, this transaction, including costs incurred, is recorded on the books of the Company. As a result, the recorded values of the assets and liabilities of the Company were adjusted to their fair values at that date and goodwill was recorded for the excess of the purchase price over the net fair value.

       USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       REVENUE RECOGNITION AND CREDIT RISKS

          The Company derives its revenues primarily from mortgage application fees paid by potential borrowers and from brokerage and processing fees payable by the borrower and others at the time of closing. The brokerage and processing fees are recognized as revenue at the time the loans are closed.

          The Company operates in the mortgage banking industry, therefore, it is highly dependent on the status of the economy and interest rates.

       INTANGIBLE ASSETS

          The excess of investment cost over the fair value of net assets acquired (goodwill) is being amortized over a period of 20 years. Amortization of goodwill in the amount of $71,239 was charged to operations in 1998.

       PROPERTY AND EQUIPMENT

          Property and equipment is recorded at acquisition cost and depreciated using the straight-line method over the estimated useful lives of the assets. Useful lives range from five to seven years. Expenditures for routine maintenance and repairs are charged to expense as incurred.

       ADVERTISING

          The costs of advertising, promotion, and marketing programs are charged to operations in the year incurred. Advertising expense was $30,717 and $31,002 for the years ended December 31, 1998 and 1997, respectively.

       INCOME TAXES

          The Company accounts for its income taxes in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company anticipates filing a consolidated return with AMSE. The tax provision shown on the accompanying statement of operations was calculated as if the Company filed a separate income tax return.

       CASH AND CASH EQUIVALENTS

          Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less. The Company occasionally maintains cash balances in financial institutions in excess of the federally insured limits.

       FAIR VALUE OF FINANCIAL INSTRUMENTS

          Cash, receivables, and accounts payable and accrued expenses are reflected in the financial statements at fair value because of the short-term maturity of those instruments.

       STATEMENT OF COMPREHENSIVE INCOME

          A statement of comprehensive income has not been included, per SFAS 130, "Reporting Comprehensive Income," as the Company has no items of other comprehensive income.

       RECLASSIFICATIONS

          Certain amounts in the 1997 financial statements have been reclassified to conform to the 1998 presentation.

NOTE 2 - PROPERTY AND EQUIPMENT

          Property and equipment consists of the following at December 31, 1998 and 1997:

                                                          1998       1997
                                                       ---------  ----------
               Office equipment                        $  77,906  $  122,116
               Furniture and fixtures                     15,445      57,271
               Leasehold improvements                     31,080       5,991
                                                       ---------  ----------
                         Total cost                      124,431     185,378
               Less:  Accumulated depreciation            (7,829)   (146,265)
                                                       ---------  ----------
                         Property and equipment, net   $ 116,602  $   39,113
                                                       =========  ==========

          Depreciation expense for the years ended December 31, 1998 and 1997 was $26,409 and $25,483, respectively. At July 31, 1998, the historical cost of all property and equipment was adjusted to fair value in connection with an acquisition (see Note 1).

NOTE 3 - CREDIT AGREEMENTS

       LINES OF CREDIT

          In October 1996, the Company established two credit lines with a financial institution. The credit lines are guaranteed by an officer and former shareholder. The total amount available under the agreements is $50,000. As of December 31, 1998 and 1997, no amounts were used from the credit facilities.

       MORTGAGE WAREHOUSING AGREEMENT

          In May 1997, the Company entered into an agreement with a financial institution to provide a $1,000,000 mortgage warehousing facility that assists the Company in originating and closing mortgages. The Company is liable under the agreement only if there is a default during a mortgage closing process. There were no amounts owed under this agreement as of December 31, 1998 or 1997. Interest paid during 1998 for borrowings under this agreement totaled $16,094.

NOTE 4 - INCOME TAXES

          A summary of income taxes for the years ended December 31, 1998 and 1997 is as follows:

                                                                 1998     1997
                                                              ---------  -----
                 Currently payable:
                    Federal                                   $      --  $ 800
                    State                                            --     20
                 Deferred benefit from net operating loss       (14,050)    --

                 Valuation allowance                             14,050     --
                                                              ---------  -----
                           Total income tax provision         $      --  $ 820
                                                              =========  =====

          The tax provision differs from the Federal statutory rate of 34% because of non-deductible expenses (including the goodwill amortization), the surtax exemptions and rate brackets, and the effect of state income taxes. There are no significant deferred tax assets or liabilities other than from the net operating loss.

          The Company has recorded a valuation allowance in accordance with the provisions of SFAS No. 109 to reflect the estimated amount of deferred tax assets that may not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

          The Company has available tax net operating loss carryovers as of December 31, 1998 of approximately $84,400.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

       OFFICE LEASE

          The Company leases office space in various locations, as well as certain office equipment. Future minimum lease payments subsequent to December 31, 1998 under these operating leases are as follows: $94,956 in years 1999 and 2000, $93,293 in 2001, and $12,956 in years 2002 and 2003.
       Rent expense for the years ended December 31, 1998 and 1997 totaled $86,725, and $92,633, respectively.

       LITIGATION

          From time to time, the Company is exposed to claims, regulatory, and legal actions in the normal course of business, some of which may be initiated by the Company. At December 31, 1998, management believes that any such outstanding issues will be resolved without significantly impairing the financial condition of the Company.

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.

                              FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                       AND
                          INDEPENDENT AUDITORS' REPORT

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.

                                TABLE OF CONTENTS

                                                                    PAGE
                                                                    ----

INDEPENDENT AUDITORS' REPORT                                        F-38

FINANCIAL STATEMENTS

           Balance Sheet                                            F-39

           Statement of Operations                                  F-40

           Statement of Changes in Stockholders' Equity             F-41

           Statement of Cash Flows                                  F-42

NOTES TO FINANCIAL STATEMENTS                                       F-43 - F-45

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Capital Funding of South Florida, Inc.

We have audited the accompanying balance sheet of Capital Funding of South Florida, Inc. (the "Company"), as of December 31, 1998, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Funding of South Florida, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

As discussed in Note 1, on January 29, 1999, all of the outstanding shares of the Company were acquired by America's Senior Financial Services, Inc.

                                              /s/ AHEARN, JASCO + COMPANY, P.A.
                                              ---------------------------------
                                              AHEARN, JASCO + COMPANY, P.A.
                                              Certified Public Accountants

Pompano Beach, Florida
April 9, 1999

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.

                                  BALANCE SHEET
                                DECEMBER 31, 1998

                                     ASSETS

        CURRENT ASSETS:
           Cash and cash equivalents                             $  23,543
           Brokerage fees receivable                                45,828
           Interest receivable from shareholders                     6,000
                                                                 ---------

                    TOTAL CURRENT ASSETS                            75,371

        PROPERTY AND EQUIPMENT, net                                 79,983

        NOTES RECEIVABLE FROM SHAREHOLDERS                         100,000

        OTHER ASSETS                                                67,739
                                                                 ---------
                    TOTAL                                        $ 323,093
                                                                 =========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

        CURRENT LIABILITIES:
           Notes payable - lines of credit                       $ 110,455
           Accounts payable                                         25,909
           Accrued compensation                                     17,873
           Other accrued liabilities                                35,000
                                                                 ---------
                    TOTAL CURRENT LIABILITIES                      189,237
                                                                 ---------

        COMMITMENTS AND CONTINGENCIES

        STOCKHOLDERS' EQUITY:
           Common stock, $1 par value; 10,000 shares
            authorized, 2,000 shares issued and outstanding          2,000
           Additional paid-in capital                               59,369
           Retained earnings                                        72,487
                                                                 ---------
                    TOTAL STOCKHOLDERS' EQUITY                     133,856
                                                                 ---------
                    TOTAL                                        $ 323,093
                                                                 =========

                       See notes to financial statements.

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.

                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

   REVENUES                                              $ 1,419,184
                                                         -----------
   EXPENSES:
      Compensation                                           826,415
      Administrative, processing, and occupancy              476,956

               TOTAL EXPENSES                              1,303,371
               INCOME FROM OPERATIONS                        115,813

   INTEREST INCOME                                             7,735

   INTEREST EXPENSE                                           (4,742)
                                                         -----------
               NET INCOME                                $   118,806
                                                         ===========

                       See notes to financial statements.

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                       COMMON                        ADDITIONAL                     TOTAL
                                        STOCK            COMMON        PAID-IN     RETAINED     STOCKHOLDERS'
                                     # OF SHARES          STOCK        CAPITAL     EARNINGS        EQUITY
                                     -----------          -----        -------     --------     -------------
   STOCKHOLDERS' EQUITY,
    January 1, 1998                       2,000          $ 2,000      $ 59,369    $  228,984      $ 290,353

   S corporation distributions               --               --            --      (275,303)      (275,303)

   Net income for the year ended
    December 31, 1998                        --               --            --       118,806        118,806
                                       --------          -------      --------    ----------      ---------

   STOCKHOLDERS' EQUITY,
    December 31, 1998                     2,000          $ 2,000      $ 59,369    $   72,487      $ 133,856
                                       ========          =======      ========    ==========      =========



                       See notes to financial statements.

                     CAPITAL FUNDING OF SOUTH FLORIDA, INC.

                             STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                 $ 118,806
   Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and valuation allowance                       59,518
      Changes in certain assets and liabilities:
         Brokerage fees receivable                              (38,406)
         Interest receivable from shareholders                   (6,000)
         Accounts payable and accrued liabilities                34,003
                                                              ---------
            NET CASH PROVIDED BY OPERATING ACTIVITIES           167,921
                                                              ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Change in other assets                                            87
   Purchases of property and equipment                          (34,524)
                                                              ---------
            NET CASH USED IN INVESTING ACTIVITIES               (34,437)
                                                              ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   S corporation distributions                                 (275,303)
   Repayment of shareholder advances                           (150,000)
   Proceeds from lines of credit, net                            70,580
                                                              ---------
            NET CASH USED IN FINANCING ACTIVITIES              (354,723)
                                                              ---------

            NET DECREASE IN CASH AND CASH EQUIVALENTS          (221,239)

CASH AND CASH EQUIVALENTS, Beginning of year                    244,782
                                                              ---------
CASH AND CASH EQUIVALENTS, End of year                        $  23,543
                                                              =========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Interest paid in cash during the period                    $   4,742
                                                              =========
   Income taxes paid in cash during the period                $      --
                                                              =========


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES:

    Property and equipment with a net book value of $66,514 was transferred from depreciable assets to other assets when the property was removed from current use in the business.

                       See notes to financial statements.

                 CAPITAL FUNDING OF SOUTH FLORIDA, INCORPORATION

                          NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION AND BASIS OF PRESENTATION

        Capital Funding of South Florida, Inc. (the "Company") was incorporated on August 29, 1994. The Company is a licensed mortgage lender in the State of Florida and is engaged in originating, processing, and funding mortgage loan applications.

        On January 29, 1999, the shareholders of the Company exchanged all of the issued and outstanding common stock of the Company to America's Senior Financial Services, Inc. ("AMSE") for 221,664 shares of AMSE common stock in a tax-free transaction. As a result, the Company became a wholly-owned subsidiary of AMSE on that date.

    USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    REVENUE RECOGNITION AND CREDIT RISKS

        The Company derives its revenues primarily from mortgage application fees paid by potential borrowers and from brokerage and processing fees payable by the borrower and others at the time of closing. The brokerage and processing fees are recognized as revenue at the time the loans are closed.

        The Company operates in the mortgage banking industry, therefore, it is highly dependent on the status of the economy and interest rates.

    PROPERTY AND EQUIPMENT

        Property and equipment is recorded at acquisition cost and depreciated using the straight-line method over the estimated useful lives of the assets. Useful lives range from five to seven years. Expenditures for routine maintenance and repairs are charged to expense as incurred.

    ADVERTISING

        The costs of advertising, promotion, and marketing programs are charged to operations in the year incurred. Advertising expense was $15,955 for the year ended December 31, 1998.

    INCOME TAXES

        The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

        On January 29, 1999, as a result of the acquisition by AMSE of the Company's common stock, the Company ceased to be an S corporation.

    CASH AND CASH EQUIVALENTS

        Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less. The Company occasionally maintains cash balances in financial institutions in excess of the federally insured limits.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

        Cash, receivables, accounts payable and accrued expenses, and notes payable are reflected in the financial statements at fair value because of the short-term maturity of those instruments.

    STATEMENT OF COMPREHENSIVE INCOME

        A statement of comprehensive income has not been included, per SFAS 130, "Reporting Comprehensive Income," as the Company has no items of other comprehensive income.

NOTE 2 - PROPERTY AND EQUIPMENT

        Property and equipment consists of the following at December 31, 1998:

          Office and other equipment                          $  78,100
          Furniture and fixtures                                 13,125
          Leasehold improvements                                 40,377
                                                              ---------
                            Total cost                          131,602
          Less:  Accumulated depreciation                       (51,619)
                                                              ---------
                            Property and equipment, net       $  79,983
                                                              =========

        Depreciation expense for the year ended December 31, 1998 was $25,732. The balance sheet caption, "other assets," includes property not currently in use in the operation of the Company; a valuation allowance of $33,786 was charged to earnings in 1998 to reduce this property to its estimated net realizable value of $66,514.

NOTE 3 - NOTES PAYABLE

        The Company has two credit lines with financial institutions. The balances due at December 31, 1998 were $61,455, with interest at 10.25%, and $49,000, with interest at 8.5%. The notes are due on demand, are unsecured, and are guaranteed by a shareholder.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

    OFFICE LEASE

        The Company leases office space in various locations, as well as certain office equipment. Future minimum lease payments subsequent to December 31, 1998 under these operating leases are as follows: $43,900 in 1999, $24,000 in 2000, and $12,000 in 2001. Rent expense for the year ended December 31, 1998 totaled $70,359.

    LITIGATION

        From time to time, the Company is exposed to claims, regulatory, and legal actions in the normal course of business, some of which may be initiated by the Company. At December 31, 1998, management believes that any such outstanding issues will be resolved without significantly impairing the financial condition of the Company.

NOTE 5 - RELATED PARTY TRANSACTIONS

    NOTES RECEIVABLE

        Two shareholders each owe the Company $50,000 under promissory notes dated December 31, 1997. Both notes bear interest at 6% per annum and the interest is payable annually on December 31st. The notes are due on January 1, 2004. The interest due December 31, 1998 was not paid and is therefore recorded as a receivable from shareholders.

        The fair value of these notes is not subject to reasonable estimation because of their related party nature.

    DISTRIBUTIONS TO SHAREHOLDERS

         The shareholders of the Company received S corporation distributions totaling $275,303 in 1998.

    SHAREHOLDER ADVANCES

         At December 31, 1997, the Company owed its shareholders $150,000 pursuant to non-interest bearing advances received in December 1997. These amounts were repaid in January 1998.

                          JUPITER MORTGAGE CORPORATION

                              FINANCIAL STATEMENTS

                           December 31, 1998 and 1997

                                      with

                     REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

                          INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Jupiter Mortgage Corporation

We have audited the accompanying balance sheets of Jupiter Mortgage Corporation (an S Corporation) as of December 31, 1998 and 1997, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jupiter Mortgage Corporation as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

WISNESKI, BLAKISTON & LESLIE, P.A.

Jupiter, Florida
March 12, 1999

                          JUPITER MORTGAGE CORPORATION

                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                                                       1998             1997
                                                                     --------         --------
                                        ASSETS

CURRENT ASSETS
  Cash                                                               $214,835         $ 60,282
  Brokerage fees receivable                                            67,714           16,078
  Loan to employees                                                     7,628            3,776
  Prepaid expenses                                                        889            5,514
                                                                     --------         --------
     TOTAL CURRENT ASSETS                                             291,066           85,650

PROPERTY AND EQUIPMENT, net                                            66,865           49,832

DEPOSITS                                                               11,334            4,302
                                                                     --------         --------
                                                                     $369,265         $139,784
                                                                     ========         ========


                        LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Escrow deposits                                                    $  4,452         $  9,690
  Accounts payable                                                         --            5,338
  Line of credit                                                       93,609           36,000
                                                                     --------         --------
     TOTAL CURRENT LIABILITIES                                         98,061           51,028


STOCKHOLDERS= EQUITY
  Common stock, $1 par value; 1,000 shares
    authorized, issued and outstanding                                  1,000            1,000
  Paid-in capital                                                     124,106           24,106
  Retained earnings                                                   146,098           63,650
                                                                     --------         --------
      TOTAL STOCKHOLDERS' EQUITY                                      271,204           88,756
                                                                     --------         --------
                                                                     $369,265         $139,784
                                                                     ========         ========


                             See accompanying notes.

                          JUPITER MORTGAGE CORPORATION

                              STATEMENTS OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                    1998            1997
                                                 ----------      ----------
REVENUES                                         $2,746,104      $1,725,225


EXPENSES
  Payroll and related expenses                    1,632,728       1,044,275
  Administrative, processing, and occupancy         995,928         633,424
                                                 ----------      ----------

     TOTAL EXPENSES                               2,628,656       1,677,699
                                                 ----------      ----------

NET INCOME                                       $  117,448      $   47,526
                                                 ==========      ==========

                             See accompanying notes.

                          JUPITER MORTGAGE CORPORATION

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                           COMMON                    ADDITIONAL                        TOTAL
                                            STOCK         COMMON       PAID-IN         RETAINED    STOCKHOLDERS'
                                         # OF SHARES       STOCK       CAPITAL         EARNINGS       EQUITY
                                         -----------     ---------   ----------        --------    -------------

STOCKHOLDERS' EQUITY,
  January 1, 1997                             1,000      $   1,000      $  24,106      $  27,185       $  52,291

Net income for the year ended
  December 31, 1997                              --             --             --         47,526          47,526

Distributions to stockholders'                   --             --             --        (11,061)        (11,061)
                                          ---------      ---------      ---------      ---------       ---------

STOCKHOLDERS' EQUITY,
  December 31, 1997                           1,000          1,000         24,106         63,650          88,756

Capital contributed by stockholders'             --             --        100,000             --         100,000

Net income for the year ended
  December 31, 1998                              --             --             --        117,448         117,448

Distributions to stockholders'                   --             --             --        (35,000)        (35,000)
                                          ---------      ---------      ---------      ---------       ---------
STOCKHOLDERS' EQUITY,
  December 31, 1998                           1,000      $   1,000      $ 124,106      $ 146,098       $ 271,204
                                          =========      =========      =========      =========       =========


                             See accompanying notes.

                          JUPITER MORTGAGE CORPORATION

                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                            1998               1997
                                                          ---------          ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                              $ 117,448          $  47,526
  Adjustments to reconcile net income to net cash
    provided by operating activities:
        Depreciation                                         16,797             22,084
        Increase in current liabilities                      47,033             43,930
        Increase in current assets                          (50,863)           (19,260)
        Increase in deposits                                 (7,032)            (4,042)
                                                          ---------          ---------
      NET CASH PROVIDED BY OPERATING ACTIVITIES             123,383             90,238


CASH FLOWS FROM INVESTING ACTIVITIES
  Cash used to purchase equipment                           (33,830)           (62,467)
                                                          ---------          ---------
     NET CASH USED IN INVESTING ACTIVITIES                  (33,830)           (62,467)
                                                          ---------          ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Repayment of long-term debt                                    --             (1,927)
  Capital contributed                                       100,000                 --
  Distributions to stockholders                             (35,000)           (11,061)
                                                          ---------          ---------
    NET CASH PROVIDED BY (USED IN)
    FINANCING ACTIVITIES                                     65,000            (12,988)
                                                          ---------          ---------

NET INCREASE  IN CASH                                       154,553             14,783

CASH, Beginning of year                                      60,282             45,499
                                                          ---------          ---------

CASH, End of year                                         $ 214,835          $  60,282
                                                          =========          =========

SUPPLEMENTAL DISCLOSURES
  Interest paid in cash during the period                 $   4,578          $     624
                                                          =========          =========


                             See accompanying notes.

                          JUPITER MORTGAGE CORPORATION

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

Jupiter Mortgage Corporation, Inc. (the Company), is a Florida Corporation incorporated on June 29, 1984. The Company is a licensed correspondent mortgage lender in the Palm Beach County Florida area.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all highly liquid investments purchased with an original maturity of three months or less. The company occasionally maintains cash balances in financial institutions in excess of the federally insured limits.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost less accumulated depreciation. Improvements are capitalized if they have a useful life of more than one year. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using various methods over the estimated useful lives of the assets.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that directly affect the reported amounts of assets and liabilities and disclosure of continent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

REVENUE RECOGNITION AND CREDIT RISKS

The company derives its revenues primarily from mortgage application fees paid by potential borrowers and from brokerage and processing fees payable by the borrower and others at the time of closing. The brokerage and processing fees are recognized as revenue at the time the loans are closed.

The Company operates in the mortgage banking industry, therefore, it is highly dependent on the status of the economy and interest rates.

ADVERTISING

The costs of advertising, promotion, and marketing programs are charged to operations in the year incurred. Advertising expense was $44,128 and $44,621 for the years ended December 31, 1998 and 1997, respectively.

INCOME TAXES

The Company has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes is included in the financial statements.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash, receivables, and accounts payable and accrued expenses are reflected in the financial statements at fair value because of the short-term maturity of those instruments.

STATEMENT OF COMPREHENSIVE INCOME

A statement of comprehensive income has not been included, per SFAS 130, "Reporting Comprehensive Income", as the Company has no items of other comprehensive income.

RECLASSIFICATIONS

Certain amounts in the 1997 financial statements have been reclassified to conform to the 1998 presentation.

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                  1998              1997
                                               ----------        -------
 Computer and other office equipment           $   54,655        $  27,277
 Furniture and fixtures                            56,540           49,822
 Vehicles                                          47,098           47,098
 Leasehold improvements                             9,158           14,942
                                               ----------        ---------
                                                  167,451          139,139
 Less allowance for depreciation                 (100,586)         (89,307)
                                               ----------        ---------
                                               $   66,865        $  49,832
                                               ==========        =========

Depreciation expense for the years ended December 31, 1998 and 1997 was $29,940 and $22,084, respectively.

3. CREDIT ARRANGEMENTS

LINES OF CREDIT

The Company has two lines of credit. One is a $50,000 line which expires September 30, 1999, with interest at 11% paid monthly. The second line, entered into in 1998, is for $50,000 with interest at 11% paid monthly. At December 31, 1998 and 1997, approximately $94,000 and $36,000, respectively, was outstanding on the lines. The lines are personally guaranteed by the Company's shareholders.

MORTGAGE WAREHOUSING AGREEMENT

During 1998, the Company entered into an agreement with a financial institution to provide a $2,000,000 mortgage warehousing facility that assists the Company in originating and closing mortgages. The Company becomes liable under the agreement if the loans are not resold and all amounts in process at December 31, 1998 were subsequently sold. Interest paid during 1998 was less than $5,000. The line is personally guaranteed by the Company's shareholders.

4. COMMITMENTS AND CONTINGENCIES

OFFICE LEASES

The Company operated six offices during 1998 (4 in 1997) with aggregate monthly rents approximating $7,000 and $5,000 during most of the years ended December 31, 1998 and 1997, respectively. One of the offices is leased on a month-to-month basis. The other leases expire at various times through November 2003. The leases are personally guaranteed by the Company's shareholders.

Minimum future commitments under existing leases are as follows:

                                                 1998            1997
                                              ---------        ------
                   1999                       $ 107,700        $ 37,800
                   2000                       $ 107,400        $ 23,000
                   2001                       $  83,800        $ 19,200
                   2002                       $  79,700        $     --
                   2003                       $  69,100        $     --

LITIGATION

From time to time, the Company is exposed to claims, regulatory, and legal actions in the normal course of business, some of which may be initiated by the Company. At December 31, 1998 and 1997, management believes that any such outstanding issues will be resolved without significantly impairing the financial condition of the Company.

           AMERICA'S SENIOR FINANCIAL SERVICES, INC. AND SUBSIDIARIES

   CONSOLIDATED UNAUDITED PROFORMA STATEMENTS OF OPERATIONS INCLUDING JUPITER
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                     1/01/99 TO     1/01/99 TO
                                                        HISTORIC       1/31/99        8/18/99                       PROFORMA
                                                          AMSE          CFSF          JUPITER     ADJUSTMENTS     CONSOLIDATED
                                                        ---------    ----------     ----------    -----------     ------------
      Revenues:                                       $  4,723,697   $  58,469     $ 1,771,773                    $  6,553,939

      Expenses:
         Payroll and related expenses                    4,024,889      58,089       1,103,902                       5,186,880
         Administrative, processing,
           and occupancy                                 2,996,515      37,191         822,308                       3,856,014
         Debenture Financing Costs                       1,491,628          --              --                       1,491,628
         Impairment charges                              3,259,311          --                                       3,259,311
         Goodwill amortization                             194,163          --              --       172,047(a)        366,210
                                                      ------------   ---------     -----------     ---------      ------------
      TOTAL EXPENSES                                    11,966,506      95,280       1,926,210       172,047        14,160,043
                                                      ------------   ---------     -----------     ---------      ------------
      PROFIT (LOSS) FROM OPERATIONS                     (7,242,809)    (36,811)       (154,437)     (172,047)       (7,606,104)
                                                      ------------   ---------     -----------     ---------      ------------
      Interest Expense (Net)                               519,031          --              --                         519,013
                                                                                                                  ------------

      PROFIT (LOSS) BEFORE INCOME TAXES                 (7,761,840)    (36,811)       (154,437)     (172,047)       (8,125,135)

      PROVISION FOR INCOME TAXES                                --          --              --                              --
                                                      ------------   ---------     -----------     ---------      ------------
      NET PROFIT (LOSS)                               $ (7,761,840)    (36,811)    $  (154,437)     (172,047)     $ (8,125,135)
                                                      ============   =========     ===========     =========      ============


(a) To annualize goodwill as if this acquisition took place on January 1, 1999.

            AMERICA'S SENIOR FINANCIAL SERVICES,INC. AND SUBSIDIARIES

       CONSOLIDATED UNAUDITED PROFORMA BALANCE SHEET AT DECEMBER 31, 1998

                                                                                                              PROFORMA
                                                         AMSE          CFSF       JUPITER    ADJUSTMENTS    CONSOLIDATED
                                                         ----          ----       -------    -----------    ------------
      Assets:
      Cash and cash equivalents                      $   195,728    $  23,543   $ 214,835                    $  434,106
      Brokerage fee's receivable                          49,853       45,828      67,714                       163,395
      Notes & Other Receivable                            22,618      106,000                                   128,618
      Employee advances                                   70,528           --       7,628                        78,156
      Prepaid expenses                                    46,699           --         889                        47,588
      Property and equipment, net                        254,783       79,983      66,865                       401,631
      Other Assets                                       319,940       67,739      11,334       (319,940)(a)     79,073
      Goodwill, Net                                    3,348,215           --                  4,763,398 (a)  8,111,613
                                                     -----------    ---------   ---------      -----------   ----------
              Total Assets                           $ 4,308,364    $ 323,093   $ 369,265                    $9,444,180

      Liabilities:
      Current portion of long-term debt              $     5,798    $ 110,454   $  93,609                    $  209,861
      Accounts payable and accrued expenses              173,904       60,909       4,452       143,871         383,136
      Commission payable                                  49,054       17,873          --                        66,927
      Income taxes payable                                    --           --          --                            --
      Long-Term debt, less current portion                13,287           --          --                        13,287
                                                     -----------    ---------   ---------                    ----------
              Total Liabilities                          242,043      189,236      98,061                       673,211

      Stockholders' Equity:
      Common Stock                                         5,899        2,000       1,000            599 (a)      9,498
      Additional paid-in capital                       4,584,932       59,369     124,106      4,517,574 (a)  9,285,981
      Retained earnings                                  (58,177)     (46,318)     28,650         17,668 (a)    (58,177)
      Income YTD                                        (399,266)     118,806     117,448       (236,254)(a)   (399,266)
      Unearned Compensation - restricted stock           (67,067)          --          --                       (67,067)
                                                     -----------    ---------   ---------                    ----------
              Total stockholders' equity               4,066,321      133,857     271,204                     8,770,969
                                                     -----------    ---------   ---------                    ----------
              Total liabilities and stockholders'
                  equity                             $ 4,308,364    $ 323,093   $ 369,265                    $9,444,180
                                                     ===========    =========   =========                    ==========


(a) To record estimated purchase accounting entry as if the Capital & Jupiter acquisition took place on December 31, 1998.

            AMERICA'S SENIOR FINANCIAL SERVICES,INC. AND SUBSIDIARIES

  PROFORMA CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS AT DECEMBER 31, 1998


                                                 1998        01/01/98 TO      1998         1998
                                               HISTORIC        7/31/98      HISTORIC     HISTORIC                      PROFORMA
                                                 AMSE            DOW          CFSF        JUPITER     ADJUSTMENTS    CONSOLIDATED
                                             -----------    -----------   -----------  -----------    -----------     ----------
Revenues:                                    $ 1,797,632    $ 1,490,249   $ 1,426,919  $ 2,746,104                    $7,460,904
                                             -----------    -----------   -----------  -----------     ----------     ----------
Expenses:
   Payroll and related expenses                1,335,488        822,372       826,415    1,632,728                     4,617,003
   Administrative, processing,
      and occupancy                              722,828        630,023       476,956      995,928                     2,825,735
   Acquisition costs                              14,969             --            --           --                        14,969
   Employee recruitment                           50,333             --            --           --                        50,333
   Goodwill amortization                          71,239             --            --           --        359,859 (a)    431,098
                                             -----------    -----------   -----------  -----------     ----------     ----------

TOTAL EXPENSES                                 2,194,857      1,452,395     1,303,371    2,628,656        359,859      7,939,138
                                             -----------    -----------   -----------  -----------     ----------     ----------

PROFIT (LOSS) FROM OPERATIONS                   (397,225)        37,854       123,548      117,448       (359,859)      (478,234)
                                             -----------    -----------   -----------  -----------     ----------     ----------

INTEREST EXPENSE (NET)                             2,041         16,094         4,742           --                        22,877
                                             -----------    -----------   -----------  -----------    -----------     ----------

PROFIT (LOSS) BEFORE INCOME TAXES               (399,266)        21,760       118,806      117,448       (359,859)      (501,111)

PROVISION FOR INCOME TAXES                            --             --            --           --                             0
                                             -----------    -----------   -----------  -----------   ------------     ----------
NET PROFIT (LOSS)                            $  (399,266)   $    21,760   $   118,806  $   117,448      $(359,859)    $ (501,111)
                                             ===========    ===========   ===========  ===========      =========     ==========


(a) To annualize goodwill as if these acquisition's took place on January 1, 1998.

        No dealer, salesman or other person is authorized to give any information or make any information or make any representations not contained in this Prospectus with respect to the offering made hereby. This Prospectus does not constitute an offer to sell any of the securities offered hereby in any jurisdiction where, or to any person to whom it is unlawful to make such an offer. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the information set forth herein or in the business of the Company since the date hereof.

                                TABLE OF CONTENTS

           Prospectus Summary.........................................    4
           Risk Factors...............................................    4
           Use of Proceeds............................................    6
           Market for the Shares......................................    6
           Dividend Policy............................................    6
           Management's Discussion and Analysis
            of Financial Condition and Results of
            Operations................................................    6
           Business...................................................   10
           Management.................................................   13
           Executive Compensation.....................................   14
           Security Ownership of Certain Beneficial
             Owners and Management....................................   17
           Indemnification............................................   18
           Certain Relationships and Related
            Transactions..............................................   17
           Plan of Distribution/Selling Security Holders..............   18
           Description of Securities..................................   18
           Legal Matters..............................................   20
           Experts....................................................   20
           Additional Information.....................................   20
           Financial Statements.......................................  F-1

                       2,157,118 Shares of Common Stock

                                AMERICA'S SENIOR
                            FINANCIAL SERVICES, INC.

                                   PROSPECTUS

                                January 4, 2001